Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Woodhead Industries, Inc.
by
MLX Acquisition Corp.
a wholly-owned subsidiary of
Molex Incorporated
at
$19.25 Net Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, AUGUST 4, 2006, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 30, 2006 (the “Merger Agreement”), by and among Molex Incorporated, a Delaware corporation (“Parent” or “Molex”), MLX Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Purchaser”), and Woodhead Industries, Inc., a Delaware corporation (the “Company” or “Woodhead”), and relates to all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of the Company.

The Board of Directors of the Company unanimously (1) approved, adopted and declared advisable the Merger Agreement and the other transactions contemplated thereby, (2) determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, and (3) recommends that the holders of Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which represents at least a majority of the outstanding Shares on the date of purchase on a fully-diluted basis (which means after giving effect to the exercise of all outstanding options, warrants, rights and convertible securities), and (2) all applicable waiting periods (and any extensions thereof) having expired or been terminated under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the German Act Against Restraints of Competition and under any material applicable foreign statute or regulation. See Section 15 of this Offer to Purchase for additional conditions to the Offer.

IMPORTANT

Any stockholder desiring to tender all or any portion of his or her Shares should either (i) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificate(s) representing tendered Shares and any other required documents, to the Depositary (as defined herein) or tender such Shares pursuant to the procedures for book-entry transfer described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase or (ii) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if he or she desires to tender such Shares.

Any stockholder who desires to tender his or her Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the other procedures on a timely basis may tender such Shares by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent, and such copies will be provided promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee to request additional copies of these materials or for assistance concerning the Offer. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of shares pursuant to the Offer.

The Dealer Manager for the Offer is:

July 10, 2006

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, $1.00 par value, of the Company.

Price Offered Per Share:	$19.25 net to you in cash, without interest and subject to any applicable withholding taxes.

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on Friday, August 4, 2006, unless extended.

Purchaser:	MLX Acquisition Corp., a wholly-owned subsidiary of Molex Incorporated.

Woodhead Board Recommendation:	Woodhead’s board of directors has unanimously recommended that you accept the Offer and tender your Shares.

The following are answers to some of the questions that you, as a stockholder of the Company, may have about the offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to the Purchaser.

Who is offering to buy my securities?

Our name is MLX Acquisition Corp. We are a wholly-owned subsidiary of Molex Incorporated, a Delaware corporation whose common stock and Class A common stock are listed on The Nasdaq Global Select Market. See the “Introduction” and Section 9 of this Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser.”

What is the class and amount of securities sought in the offer?

We are seeking to purchase all of the issued and outstanding shares of common stock of Woodhead, which constitutes all of its outstanding capital stock. See the “Introduction” and Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

How much are you offering to pay for my shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $19.25 per share, net to you in cash, without interest. If you are the record owner of your shares and you directly tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. However, if you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for such broker or nominee charges. See the “Introduction” to this Offer to Purchase. In addition, if you do not complete and sign the Substitute Form W-9 included in the Letter of Transmittal (or if you are not a U.S. person, the appropriate IRS Form W-8), you may be subject to required backup withholding. See Instruction 9 to the Letter of Transmittal. You should also consult your tax advisor regarding the particular tax consequences to you of tendering your shares. See Section 5 of this Offer to Purchase entitled “Certain Federal Income Tax Consequences.”

Does the Woodhead board of directors recommend the offer?

We are making the offer pursuant to the merger agreement, which has been unanimously approved by the board of directors of the Company. The board of directors of the Company unanimously (1) approved, adopted and declared advisable the merger agreement and the other transactions contemplated thereby, (2) determined that the terms of the offer and the merger are fair to and in the best interests of the Company and its stockholders, and (3) recommends that the holders of shares accept the offer and tender their shares to the Purchaser pursuant to the offer. A more complete description of the Company board’s reasons for approving the offer and the merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed with this Offer to Purchase. See the “Introduction” of this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We have arranged for sufficient funds from our parent company, Molex Incorporated, to purchase all shares validly tendered, and not properly withdrawn, in the tender offer and to provide funding for the merger, which is expected to follow the successful completion of the tender offer in accordance with the terms and conditions of the merger agreement. The tender offer is not conditioned upon any financing arrangements. Molex will obtain the funds for such purposes from its available cash and working capital. See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

We do not think our financial condition or the financial condition of Molex is relevant to your decision whether to tender your shares and accept the tender offer because:

•	the offer is being made for all outstanding shares solely for cash;

•	the offer is not subject to any financing conditions;

•	if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger; and

•	as described above, we have arranged for sufficient funds to purchase all shares validly tendered, and not properly withdrawn, in the offer and to provide funding for the merger, which is expected to follow the successful completion of the offer. See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

How long do I have to decide whether to tender my shares in the offer?

You will have until 12:00 midnight, New York City time, on Friday, August 4, 2006, to tender your shares in the offer, unless we extend the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.”

Can we extend the offer and, if we can, under what circumstances?

Subject to the terms of the merger agreement and applicable law, we can extend the offer at any time and from time to time in our sole discretion. We have agreed in the merger agreement that we may extend and re-extend the offer without the consent of the Company if any of the conditions to the offer have not been satisfied or waived at the scheduled expiration date. However, without the consent of the Company, we may not extend the offer beyond October 31, 2006 (December 31, 2006 in certain circumstances if the waiting period under the HSR Act has not expired or been terminated), unless required to so extend the offer pursuant to regulations of the SEC. We may also extend the offer for an aggregate period of not more than 10 business days beyond the latest expiration date (but not beyond the applicable dates described in the immediately preceding sentence) if at least 90% of the outstanding Shares have not been tendered and not withdrawn pursuant to the offer or if there has been a commencement of a war or other international or national calamity (including terrorist activity) directly involving the United States. In addition, subject to our right to terminate the merger agreement, we have agreed to extend the offer under certain circumstances beyond the initial scheduled expiration if certain conditions to the offer (which have not been waived) exist with respect to applicable laws, pending legal actions or certain significant market events.

In addition, after we have purchased shares tendered in the offer, we may elect to (and, if the Company so requests, we will) provide a “subsequent offering period” if less than 90% of the shares outstanding on a fully-diluted basis were properly tendered and not withdrawn. A subsequent offering period, if one is provided, will be an additional period of from three to 20 business days, beginning after we have purchased shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration for those shares promptly after they are tendered. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. See Section 1 of this Offer to Purchase entitled “Terms of the Offer” for more details on our ability to extend the offer.

How will I be notified if the offer is extended?

If we extend the offer, we will inform Computershare Trust Company, N.A., the depositary for the offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was previously scheduled to expire. See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

What are the most significant conditions to the offer?

We will not be obligated to purchase any shares that are validly tendered and not withdrawn pursuant to the offer if the conditions to the offer are not satisfied at the time the offer expires. The most significant conditions to consummation of the offer include that:

•	the number of shares validly tendered and not withdrawn before the expiration of the offer represents at least a majority of the then outstanding shares on a fully diluted basis (this condition is called the “minimum condition”);

•	there is no material adverse change in the Company or its business; and

•	the expiration or termination of the applicable waiting period under applicable antitrust laws has occurred.

The offer is also subject to a number of other conditions. We can waive any of the conditions to the offer without Woodhead’s consent, except for the minimum condition. See Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer” for a description of all of the conditions to the offer.

How do I tender my shares?

Any stockholder of the Company wishing to tender shares in the offer must:

1. For shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such broker, dealer, commercial bank, trust company or other nominee and request that such person or entity tender the shares to us prior to the expiration of the offer.

2. For shares that are held in book-entry form:

•	Complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal or prepare an “Agent’s Message” (as defined in Section 2 of this Offer to Purchase entitled “Acceptance for Payment and Payment for Shares”);

•	If using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	Deliver an Agent’s Message or the Letter of Transmittal (or a facsimile thereof) and any other required documents to Computershare Trust Company, N.A., the depositary for the offer; and

•	Transfer the shares through book-entry transfer into the account of the depositary (see Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares”).

3. For shares that are registered in the stockholder’s name and held as physical certificates:

•	Complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal;

•	Have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal; and

•	Deliver the Letter of Transmittal (or a facsimile thereof), the certificates representing your shares and any other required documents to Computershare Trust Company, N.A., the depositary for the offer, at its address on the back of this Offer to Purchase.

If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program, the Nasdaq Stock Market Guarantee Program, the Stock Exchange Medallion Program or any other eligible guarantor institution guarantee that the missing items will be received by the depositary within three Nasdaq Global Market trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.”

If I tender any shares, when will I get paid?

If all of the conditions of the offer are satisfied or waived and your shares are accepted for payment, we will pay you promptly following our acceptance of shares in the offer. See Section 2 of this Offer to Purchase entitled “Acceptance for Payment and Payment for Shares.”

How do I withdraw previously tendered shares?

To validly withdraw previously tendered shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the shares. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

Until what time may I withdraw previously tendered shares?

You may withdraw shares at any time until the offer has expired and, if we have not agreed to accept your shares for payment by September 7, 2006, you may withdraw them at any time after that date until we accept shares for payment. This right to withdraw, however, will not apply to the subsequent offering period described in Section 1 of this Offer to Purchase. See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

If a majority of the shares are tendered and accepted for payment, will Woodhead continue as a public company?

No. After we purchase the shares in the offer, we expect to consummate the merger. If the merger takes place, Woodhead will no longer be publicly owned. Even if for some reason the merger does not promptly take place after we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that Woodhead common stock will no longer be eligible to be traded on The Nasdaq Global Market, there may not be a public trading market for Woodhead stock, and Woodhead may cease making filings with the SEC and otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 13 of this Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for the Company; Other Matters.”

Will the tender offer be followed by a merger if all of the Woodhead shares are not purchased in the offer?

If we accept for payment and pay for the tendered shares of the Company, we will be obliged to merge with and into the Company, subject to the terms and conditions of the merger agreement and upon the vote of the Company’s stockholders, if required. The Company will be the surviving corporation in the merger and will become a wholly-owned subsidiary of Molex. In the merger, Company stockholders who did not tender their shares in the offer (other than Molex, its subsidiaries and stockholders properly exercising appraisal rights) will receive $19.25 per share in cash, or any higher price per share that is paid in the offer, without any interest and less any required withholding taxes, in exchange for their shares. See the “Introduction” of this Offer to Purchase.

In general, the affirmative vote of the holders of a majority of the outstanding shares are required to approve and adopt the merger agreement and consummate the merger. If shares tendered in the offer constitute more than 90% of the outstanding shares of Company common stock, we may be able to effect the merger without convening a meeting of stockholders. See “Introduction” and Section 13 of this Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for the Company; Other Matters.”

What is the “top-up” option and when will it be exercised?

Under the merger agreement, if we do not acquire at least 90% of the issued and outstanding shares in the offer, we have the option, subject to limitations, to purchase from the Company a number of additional shares sufficient to cause us to own at least 90% of the shares then outstanding, on a fully diluted basis, at a price per share equal to the price per share paid in the offer. We refer to this option as the “top-up option.” The top-up option cannot be exercised if such exercise would require stockholder approval under the rules of the Nasdaq Stock Market or if the number of top-up option shares would exceed the number of authorized but unissued shares of the Company’s common stock. If we exercise the top-up option, we will be able to effect a short-form merger under the Delaware law, subject to the terms and conditions of the merger agreement. See “Introduction” and Section 12 of this Offer to Purchase entitled “Merger Agreement; Other Arrangements”.

Are appraisal rights available in either the offer or the merger?

Appraisal rights are not available as a result of the offer. However, if we proceed with the merger, appraisal rights will be available to holders of shares that are not tendered and who do not vote in favor of the merger, subject to and in accordance with Delaware law. A holder of shares must properly perfect its right to seek an appraisal under Delaware law in connection with the merger in order to exercise appraisal rights provided under Delaware law. See Section 13 of this Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for the Company; Other Matters”.

If I decide not to tender, how will the offer affect my shares?

If the merger described above takes place, stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares and you will have waived your appraisal rights under Delaware law. If the merger does not take place, however, the number of stockholders and the number of shares of the Company that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Woodhead common stock. Also, as described above, the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See the “Introduction” and Section 13 of this Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for the Company; Other Matters.”

What is the market value of my shares as of a recent date?

On June 29, 2006, the last trading day before Molex and the Company announced that they had signed the merger agreement, the last sale price of the shares reported on The Nasdaq National Market was $16.59 per share. On July 7, 2006, the last trading day before we commenced the offer, the last sale price of the shares reported on The Nasdaq Global Select Market (a successor of The Nasdaq National Market) was $19.10 per share. We advise you to obtain a recent quotation for shares of Company common stock in deciding whether to tender your shares. See Section 6 of this Offer to Purchase entitled “Price Range of the Shares; Dividends on the Shares.”

What are the United States federal income tax consequences of tendering my shares?

The receipt of cash for shares pursuant to the offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a stockholder who tenders shares pursuant to the offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the shares sold pursuant to the offer or exchanged for cash pursuant to the merger. If the shares exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. You should consult your tax advisor about the particular tax consequences to you of tendering your shares in the offer or exchanging your shares in the merger. See Section 5 of this Offer to Purchase entitled “Certain Federal Income Tax Consequences.”

Who can I talk to if I have questions about the tender offer?

You can call Georgeson Shareholder Communications, Inc., the Information Agent for the offer, at 1-866-695-6078 (toll free). See the back cover page of this Offer to Purchase for additional information on how to contact our Information Agent.

To the Holders of Common Stock of Woodhead Industries, Inc.:

INTRODUCTION

MLX Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Molex Incorporated, a Delaware corporation (“Parent” or “Molex”), is offering to purchase all outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Woodhead Industries, Inc., a Delaware corporation (the “Company” or “Woodhead”), at $19.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. However, stockholders that do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal (or if such stockholder is not a U.S. person, the appropriate IRS Form W-8) may be subject to a U.S. federal backup withholding at the current rate of 28% of the gross proceeds payable to such stockholder. Stockholders who hold their Shares in street name (that is, through a broker, bank or other nominee) should consult such institution as to whether it charges any service fees in connection with the tender of such Shares; the Purchaser will not pay any such fees. The Purchaser will pay all fees and expenses of William Blair & Company, L.L.C. (“William Blair”), which is acting as the Dealer Manager (the “Dealer Manager”), Computershare Trust Company, N.A., which is acting as the Depositary and Paying Agent (the “Depositary”), and Georgeson Shareholder Communications, Inc., which is acting as the Information Agent (the “Information Agent”), incurred in connection with the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 30, 2006 (the “Merger Agreement”), by and among Parent, the Purchaser and the Company. Following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions to the Merger (as defined below) and in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (“DGCL”), the Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares held by the Company as treasury stock, Shares held by Parent, the Purchaser or any other wholly-owned subsidiary of Parent, and Shares held by stockholders who perfect their appraisal rights under the DGCL) will be cancelled and converted into the right to receive $19.25 in cash, or any higher price per Share paid in the Offer, without interest (the “Offer Price”). The Merger Agreement is more fully described in Section 12 of this Offer to Purchase. Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are discussed in Section 5 of this Offer to Purchase.

The Board of Directors of the Company (the “Board”) unanimously (1) approved, adopted and declared advisable the Merger Agreement and the other transactions contemplated thereby, (2) determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, and (3) recommends that the holders of Shares accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. See Section 11 of this Offer to Purchase.

BMO Capital Markets (formerly Harris Nesbitt Corp.) (“BMO Capital”), the Company’s financial advisor, has delivered to the Board of Directors of the Company its written opinion, dated June 30, 2006, to the effect that, as of such date and based upon and subject to certain considerations and assumptions stated therein, the Offer Price of $19.25 per Share in cash is fair, from a financial point of view, to the holders of Shares. Such opinion is set forth in full as an annex to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) which is being mailed to stockholders of the Company herewith. Stockholders of the Company are urged to read the full text of the opinion carefully and in its entirety.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which represents at least a majority of the outstanding Shares on a fully-diluted basis on the date of purchase (the “Minimum Condition”), and (2) all applicable waiting periods having expired or been terminated under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the German Act Against Restraints of Competition and under any material applicable foreign statute or regulation. See Section 15 of this Offer to Purchase for additional conditions to the Offer. For purposes of the Offer, “on a fully-diluted basis” means, as of any time, on a basis that includes the number of Shares that are actually issued and outstanding plus the number of Shares subject to issuance assuming the exercise of all options, warrants, rights and convertible securities outstanding.

The Company has informed us that, as of June 29, 2006, there were 12,498,973 Shares issued and outstanding and an aggregate of 1,401,347 Shares reserved for issuance upon the exercise of outstanding options, warrants, rights and convertible securities. Based on the foregoing and assuming that no Shares were issued by the Company after June 29, 2006, the Minimum Condition will be satisfied if at least 6,950,161 Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. The Company has agreed, if required, to duly call, give notice of, convene and hold a meeting of its stockholders as soon as practicable following the purchase of Shares pursuant to the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. Parent and the Purchaser have agreed to vote their Shares in favor of the approval and adoption of the Merger Agreement. Under the DGCL, if the Purchaser acquires at least 90% of the outstanding Shares, the Purchaser will be able to approve the Merger Agreement and the transactions contemplated thereby without a vote of the stockholders of the Company. See Sections 12 and 13 of this Offer to Purchase.

In order to facilitate the acquisition of at least 90% of the outstanding Shares, as part of the Merger Agreement, the Company granted to the Purchaser an irrevocable option to purchase the number of newly-issued Shares at a per share purchase price equal to the Offer Price that, when added to the number of Shares owned by Purchaser immediately following consummation of the Offer, results in Purchaser owning 90% of the fully diluted shares (the “Top-Up Option”). However, the number of Shares subject to the Top-Up Option is limited to the number of Shares authorized and available for issuance and, in any event, cannot be exercised if such exercise would require stockholder approval under applicable Nasdaq rules. If the Top-Up Option is exercised by Purchaser (resulting in Purchaser owning 90% or more of the fully diluted shares), Purchaser will be able to effect a short-form merger under the DGCL, subject to the terms and conditions of the Merger Agreement. See Section 12 of this Offer to Purchase.

No appraisal rights are available as a result of the Offer. However, stockholders will be able to exercise appraisal rights in connection with the Merger if they (i) do not tender their Shares and (ii) do not vote such Shares in favor of the Merger, if such a vote is required, and if they (iii) otherwise comply with the requirements of Delaware law regarding the perfection of appraisal rights. See Section 13 of this Offer to Purchase.

The Merger Agreement provides that, promptly upon the purchase of Shares by Parent or the Purchaser pursuant to the Offer and provided that the Minimum Condition is satisfied, Parent will be entitled to designate to the Board such number of directors, rounded to the nearest whole number, as will give it representation equal to the product of the total number of directors on the Board (giving effect to the directors designated by Parent) multiplied by the percentage that the number of Shares so purchased bears to the total number of Shares then outstanding; provided that Parent will be entitled to designate at least a majority of the directors on the Board if the Minimum Condition is satisfied. In the Merger Agreement, the Company has agreed, upon the request of Purchaser, to use its reasonable best efforts promptly either to increase the size of the Board or secure the resignation of such number of incumbent directors, or both, as is necessary to enable Parent’s designees to be so elected to the Board, and to take all actions available to the Company to cause the Parent’s designees to be so elected. However, until the Effective Time, the Board and Audit Committee of the Board must include at least three directors who are directors on the date of the Merger Agreement, who are not officers of the Company, who satisfy the applicable requirements of the SEC and Nasdaq for service on the Audit Committee and who are not affiliated with Parent, or any successors who are designated in accordance with the terms of the Merger Agreement.

The Purchaser estimates that the total funds required to purchase all Shares validly tendered pursuant to the Offer, consummate the Merger and pay all related costs and expenses will be approximately $255.5 million. The Purchaser will obtain such funds from Parent by means of capital contributions, loans or a combination thereof. Parent plans to obtain the funds for such capital contributions or loans from its available cash and working capital. See Section 10 of this Offer to Purchase.

It is the present intention of the Purchaser to seek to cause the Company to make an application for the termination of the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon as possible after the purchase of all validly tendered Shares pursuant to the Offer if the requirements for termination of registration are met. See Section 7 of this Offer to Purchase.

The information contained in this Offer to Purchase concerning the Company was supplied by the Company. Parent and the Purchaser take no responsibility for the accuracy of such information. The information contained in this Offer to Purchase concerning the Offer, the Merger, Parent and the Purchaser was supplied by Parent and the Purchaser. The Company takes no responsibility for the accuracy of such information.

This Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn in accordance with Section 4 of this Offer to Purchase on or prior to the Expiration Date. The term “Expiration Date” shall mean 12:00 Midnight, New York City time, on August 4, 2006, unless and until we determine, or are required in certain circumstances specified below, in accordance with the terms of the Merger Agreement, to extend the period of time for which the initial offering period of the Offer is open, in which case the Expiration Date will mean the latest time and date at which the Offer, as so extended, will expire.

Subject to the terms of the Merger Agreement, we may, without the consent of the Company, extend the Offer beyond the scheduled Expiration Date:

•	for one or more periods if, as of any then scheduled expiration time for the Offer, any of the conditions to our obligation to accept for payment and to pay for the Shares shall not be satisfied or, to the extent permitted by the Merger Agreement, waived; provided that no such extension or extensions shall extend beyond the Termination Date specified in the Merger Agreement (October 31, 2006, or December 31, 2006 in certain circumstances if the waiting period under the HSR Act has not expired or been terminated);

•	for any period required by any rule, regulation, interpretation or provision of the SEC or the staff thereof applicable to the Offer; and/or

•	for an aggregate period of not more than 10 Business Days beyond the latest expiration date that would otherwise be permitted (but not after the Termination Date) if there shall not have been tendered and not withdrawn pursuant to the Offer at least 90% of the outstanding Shares or if there has been a commencement of war or other international or national calamity (including terrorist activity) directly involving the United States.

In addition, if, as of the initial expiration time or any subsequent expiration time related to an extension of the Offer, certain conditions to the Offer (which have not been waived) exist with respect to applicable laws, pending legal actions or certain significant market events (as described in paragraphs (a), (b) and (d) of Section 15 of this Offer of Purchase), then, subject to the right of Parent and Purchaser to terminate the Merger Agreement in accordance with its terms, Purchaser is required to extend the Offer unless such conditions could not reasonably be expected to be waived or satisfied by the Termination Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw Shares. See Section 4 of this Offer to Purchase.

After accepting Shares for payment, Purchaser expressly reserves the right, in accordance with the Merger Agreement, to provide (and, if the Company so requests, the Purchaser shall provide) a subsequent offering period under Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”) of between three and twenty business days (as such term is defined under Exchange Act Rule 14d-1(g)(3)) following the Expiration Date. If included, a Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender, but not withdraw, any Shares not tendered in the Offer and receive the Offer Price. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already would have been completed. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. During a Subsequent Offering Period, the Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. In the event that the Purchaser elects, or is required by the Company, to provide a Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service. Purchaser does not currently intend to provide a subsequent offering period, although it reserves the right to do so.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”), the German Act Against Restraints of Competition and any material applicable foreign statute or regulation, and certain other terms and conditions set forth in the Merger Agreement (the “Offer Conditions”). See Section 15 of this Offer to Purchase.

Purchaser expressly reserves the right to waive any Offer Condition, to increase the Offer Price and to make any other changes in the terms and conditions of the Offer; provided that, in the Merger Agreement, the Purchaser has agreed that, without the prior consent of the Company, it will not make any change to the Offer that:

•	decreases the Offer Price payable in the Offer;

•	changes the form of consideration to be paid in the Offer;

•	reduces the maximum number of Shares sought to be purchased in the Offer or the Minimum Condition;

•	imposes conditions to the Offer in addition to those set forth in Section 15 — “Certain Conditions of the Offer” or which modifies such conditions (other than to waive any such conditions to the extent permitted by the Merger Agreement); or

•	amends any other term of the Offer in a manner adverse to the holders of the Shares.

Subject to the applicable rules and regulations of the SEC and the terms of the Merger Agreement, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, to (a) delay acceptance for payment of, or payment for, Shares, regardless of whether Shares were previously accepted for payment, pending receipt of any regulatory or governmental approvals specified in Section 16 of this Offer to Purchase entitled “Certain Legal Matters”, (b) terminate the Offer (whether or not any Shares have previously been accepted for payment) if any condition referred to in Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer” has not been satisfied or upon the occurrence of any event specified in Section 15 of this Offer to Purchase; and (c) to waive any condition to the Offer (other than the Minimum Condition) or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary.

The rights we reserve in the preceding paragraph are in addition to our rights pursuant to Section 15 of this Offer to Purchase. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform them of such changes), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4 of this Offer to Purchase. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer, unless such bidder elects to offer a Subsequent Offering Period and pays for Shares tendered during the Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances then existing, including the relative materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, we decrease the number of Shares being sought, or increase the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, we will extend the Offer at least until the expiration of that period of ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by the Purchaser to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 of this Offer to Purchase, the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn promptly after the Expiration Date. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law including, without limitation, the HSR Act and any applicable pre-merger notification laws or regulations of foreign jurisdictions. See Section 16 of this Offer to Purchase entitled “Certain Legal Matters”. If the Purchaser decides or is required to include a Subsequent Offering Period, the Purchaser will accept for payment and promptly pay for all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or, if applicable, timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 of this Offer to Purchase; (b) the Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) may be utilized, if desired, instead of the Letter of Transmittal; and (c) any other documents that the Letter of Transmittal requires. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

“Agent’s Message” means a message transmitted through electronic means by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against such participant. The term Agent’s Message shall also include any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer (including during any Subsequent Offering Period), we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for each such Share with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will we pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in making such payment.

If we do not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than your Letter of Transmittal or Agent’s Message indicates that you wish to tender, we will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 of this Offer to Purchase, the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

If, prior to the Expiration Date, we increase the price offered to holders of Shares in the Offer, we will pay the increased price to all holders of Shares that we purchase in the Offer, whether or not the Shares were tendered before the increase in price.

We reserve the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of our subsidiaries or affiliates, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders.  Except as set forth below, in order for you to validly tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver Share Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedures for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date (except for any tenders in any Subsequent Offering Period, if one is provided), or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure described below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.  A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an “Eligible Institution”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery.  If you want to tender Shares in the Offer and your Share Certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary on or before the Expiration Date, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

(a) your tender is made by or through an Eligible Institution;

(b) the Depositary receives, as described below, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

(c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which The Nasdaq Global Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Other Requirements.  Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (a) Share Certificates evidencing such Shares or, if applicable, a timely Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (b) the Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer of Shares, an Agent’s Message in lieu of the Letter of Transmittal, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to tendered Shares are actually received by the Depositary.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Appointment.  By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all prior attorneys, proxies and consents given by you with respect to such Shares and such other securities or rights will be revoked without further action, and no subsequent powers of attorney and proxies may be given nor any subsequent written consents executed by you (and, if given or executed, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders or by consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Backup Withholding.  Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 9 of the Letter of Transmittal.

4.	Withdrawal Rights

Except as described in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, Shares that you have tendered may also be withdrawn at any time after September 7, 2006.

In order for your withdrawal to be effective, you must timely deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, the notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book Entry Transfer Facility’s procedures, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or we are unable to accept for payment or pay for Shares tendered in the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time on or before the Expiration Date (or during a Subsequent Offering Period, if one is provided) by following one of the procedures described in Section 3 hereof.

No withdrawal rights will apply to Shares tendered during any Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1.

5.	Certain Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences that are generally applicable to holders of Shares who exchange such Shares for cash pursuant to the Offer or the Merger. This discussion is based on currently existing federal income tax laws, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences of the Offer and the Merger that are described below. Stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular stockholders in light of their individual circumstances. For example, this discussion does not address the tax consequences of the Offer and the Merger to stockholders who are dealers in securities, who are foreign persons, or who do not hold their Shares as capital assets. Nor does it address the tax consequences of the Offer or the Merger to stockholders who acquired their Shares as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction or through the exercise of employee stock options or otherwise as compensation. It also does not address stockholders who are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (such as financial institutions, insurance companies, tax-exempt entities and regulated investment companies). In addition, the following discussion does not address the tax consequences of the Offer or the Merger to stockholders under foreign, state, or local tax laws.

All stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Offer and the Merger, including the applicable federal, state, local and foreign tax consequences.

In general, the receipt of cash by the holders of Shares pursuant to the Offer and/or the Merger will constitute a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, a tendering stockholder would generally recognize gain or loss in an amount equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and/or exchanged in the Merger and the stockholder’s adjusted tax basis for the Shares that are tendered and purchased pursuant to the Offer and/or the Merger. Generally, gain or loss must be calculated separately for each identifiable block of Shares (i.e., Shares acquired at the same cost in a single transaction). If tendered Shares are held by a tendering stockholder as capital assets, that gain or loss will be a capital gain or loss. Any such capital gain or loss will be long term if, as of the date of the disposition of its Shares, the stockholder held such Shares for more than one year, or will be short term if, as of such date, the stockholder held such Shares for one year or less. There are certain limitations on the deductibility of capital losses.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 of this Offer to Purchase.

6.	Price Range of the Shares; Dividends on the Shares

The Shares are traded on The Nasdaq Global Select Market (a successor to The Nasdaq National Market) under the symbol “WDHD”. The following table sets forth, for each of the periods indicated, the high and low reported closing sale price per Share based on published financial sources.

	High	Low

Fiscal Year Ended October 2, 2004:
First Quarter	$17.36	$14.81
Second Quarter	18.88	14.58
Third Quarter	16.22	13.50
Fourth Quarter	15.50	13.21
Fiscal Year Ended October 1, 2005:
First Quarter	$17.09	$14.75
Second Quarter	16.06	13.31
Third Quarter	13.42	11.51
Fourth Quarter	14.98	13.00
Fiscal Year Ended September 30, 2006:
First Quarter	$14.41	$12.29
Second Quarter	16.66	13.98
Third Quarter	19.14	15.10
Fourth Quarter (through July 7, 2006)	19.20	19.07

On June 29, 2006, the last full trading day before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on The Nasdaq National Market was $16.59 per Share. On July 7, 2006, the last full trading day before the commencement of the Offer, the closing price of the Shares on The Nasdaq Global Select Market was $19.10 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

The Company paid cash dividends of $0.10 per Share during each quarter of fiscal 2004, fiscal 2005 and the first three quarters of fiscal 2006. The Merger Agreement provides that, without the prior written consent of the Parent, the Company will not declare, set aside or pay any dividend on or make any other distribution in respect of its capital stock other than the declaration and payment of regular quarterly cash dividends in amounts and at times consistent with past practice. See Sections 12 and 14 of this Offer to Purchase.

The Company has informed us that, as of June 29, 2006, there were 12,498,973 Shares issued and outstanding and an aggregate of 1,401,347 Shares reserved for issuance upon the exercise of outstanding options, warrants, rights and convertible securities.

7.	Certain Effects of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  The Shares are quoted on The Nasdaq Global Select Market. Depending on the number of Shares acquired pursuant to the Offer, following the completion of the Offer, the Shares may no longer be eligible for quotation on Nasdaq. According to its published guidelines, Nasdaq would give consideration to delisting the Shares if, among other things, the number of publicly held Shares falls below 750,000 or the number of holders of round lots of Shares falls below 400. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of more than 10 percent or more of the Shares, ordinarily will not be considered as being publicly held for this purpose. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued quotation on Nasdaq, the market for the Shares could be adversely affected.

In the event the Shares are no longer eligible for continued listing on The Nasdaq Global Select Market, it is possible that the Shares would continue to trade in the over the counter market and that price quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and/or the aggregate market value of the Shares remaining at that time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of Shares under the Exchange Act as described below and other factors.

After completion of the Offer, the Company will be eligible to elect “controlled company” status pursuant to Nasdaq Rule 4350(c)(5), which means that the Company would be exempt from the requirement that Company’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Nominating and Compensation Committees of the Company’s board of directors. The controlled company exemption does not modify the independence requirements for the Company’s Audit Committee. We expect the Company to elect “controlled company” status following completion of the Offer.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such Shares pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated if the Shares are no longer registered under the Exchange Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for quotation on the Nasdaq Global Market. Parent and the Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for such termination of registration are met.

If registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from all stock exchanges and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning the Company

The Company is a Delaware corporation with its principal executive offices at Three Parkway North, Suite 550, Deerfield, Illinois 60015. The telephone number of the Company at such offices is (847) 236-9300. According to the Company’s Annual Report on Form 10-K for the fiscal year ended October 1, 2005, the Company develops, manufactures and markets network and electrical infrastructure products engineered to perform in harsh, demanding and hazardous industrial environments.

Available Information.  The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates.

Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that any information acquired from publicly available documents or directly from the Company is untrue, neither the Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Certain Projections.  To the knowledge of Parent and the Purchaser, the Company does not as a matter of course make public forecasts as to its future financial performance beyond the current fiscal year. However, during the course of the discussions between Parent and the Company that led to the execution of the Merger Agreement, the Company furnished Parent with certain financial forecasts. The Company’s projections for fiscal year 2006 forecast net sales of $228.2 million, operating income of $17.8 million and net income of $10.6 million. The Company’s projections for fiscal year 2007 forecast net sales of $245.9 million, operating income of $23.0 million and net income of $13.9 million.

The financial projections contained herein are based on numerous assumptions made by the management of the Company, including assumptions concerning sales volume, operating expenses, overhead, interest rates, industry performance, general business and economic conditions, access to markets and distribution channels, availability and pricing of raw materials, foreign currency rates and other matters, all of which are inherently subject to significant uncertainties and contingencies and many of which are beyond the Company’s control. One cannot predict whether the assumptions made in preparing the financial projections will prove to have been accurate, and actual results may be materially higher or lower than those contained in such projections. These projections do not give effect to the Offer or the potential combined operations of Parent or any of its affiliates and the Company or any alterations that Parent or any of its affiliates may make to the Company’s operations or strategy after the consummation of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

Although Parent and Purchaser were provided with such projections, they did not base their analysis of the Company on such projections. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included in this Offer to Purchase only because they were furnished to Parent. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Company’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and, accordingly, assume no responsibility for them. The Company has advised Parent and the Purchaser that its internal financial forecasts (upon which the projections provided to Parent and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments.

It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to the loss of one or more of the Company’s customers or a significant decline in the level of purchases made by one or more of the Company’s customers; the Company’s ability to obtain and maintain agreements with customers, suppliers and distributors; the Company’s ability to attract and retain qualified sales forces and other key personnel; the impact, if any, of war and terrorist activities on the operations and activities of the Company and third parties, including regulatory authorities; and the other risks and uncertainties described in reports filed by the Company with the SEC under the Exchange Act, including without limitation under the heading “Forward-Looking Statements” in the Company’s Annual Report on Form 10-K for the year ended October 1, 2005. All projections constitute forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s 2005 Annual Report on Form 10-K and documents subsequently filed with the SEC.

The forward-looking information set forth above is included in this Offer to Purchase only because it was made available to Parent and the Purchaser and holders of Shares may want to consider it in deciding whether to accept the Offer. The inclusion of this forward-looking information should not be regarded as an indication that any of Parent, the Purchaser, the Company or their respective affiliates or representatives considered or consider the projections to be a reliable, accurate or complete prediction of future events, and the projections should not be relied upon as such. None of Parent, the Purchaser, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Stockholders are cautioned not to place undue reliance on the forward-looking information included in this Offer to Purchase.

9.	Certain Information Concerning Parent and the Purchaser

Molex Incorporated is a Delaware corporation with principal executive offices located at 2222 Wellington Court, Lisle, Illinois 60532. Its telephone number at that address is (630) 969-4550.

Molex is the world’s second-largest manufacturer of electronic connectors in terms of revenue. Net revenue was $2.55 billion for the fiscal year ended June 30, 2005. Molex operated 58 manufacturing plants, located in 19 countries on five continents, and employed 27,525 people worldwide as of June 30, 2005. Molex’s core business is the manufacture and sale of electromechanical components. Molex’s products are used by a large number of leading original equipment manufacturers throughout the world. Molex designs, manufactures and sells more than 100,000 products including terminals, connectors, planar cables, cable assemblies, interconnection systems, backplanes, integrated products and mechanical and electronic switches. Molex also provides manufacturing services to integrate specific components into a customer’s product.

The Purchaser’s principal executive offices are located c/o Molex Incorporated at 2222 Wellington Court, Lisle, Illinois 60532. Its telephone number at that address is (630) 969-4550. The Purchaser is a newly formed Delaware corporation and a wholly-owned subsidiary of Molex. The Purchaser has not conducted any business other than in connection with its formation and the Offer and the Merger.

The name, citizenship, business address, present principal occupation and employment history for the past five years of each of the directors and executive officers of Molex and the Purchaser and certain other information are set forth in Schedule I hereto.

Except as described in this Offer to Purchase and in Schedule I hereto, (a) none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares; and (b) none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser after reasonable inquiry, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as described in this Offer to Purchase, none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

The Company and certain subsidiaries of Parent may from time to time have engaged in commercial transactions in the ordinary course of their respective businesses. Except as set forth in this Offer to Purchase, none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser after reasonable inquiry, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Shares, an election of directors or a sale or other transfer of a material amount of assets.

None of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser after reasonable inquiry, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Available Information.  Molex is subject to the information and reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. You may inspect or copy these reports, proxy statements and other information, including the Schedule TO and the exhibits thereto, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates.

10.	Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements. Because we are paying cash and will purchase all of the outstanding Shares in the Offer and the Merger and have sufficient cash resources to pay the aggregate purchase price, we believe that the business, financial condition and results of Parent and the Purchaser are not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

The Purchaser estimates that the total funds required to purchase all Shares validly tendered pursuant to the Offer, consummate the Merger and pay all related costs and expenses will be approximately $255.5 million. The Purchaser will obtain such funds from Parent by means of capital contributions, loans or a combination thereof. Parent plans to obtain the funds for such capital contributions or loans from its available cash and working capital. As of March 31, 2006, Molex had $401.5 million of cash, cash equivalents and marketable securities, shareholders’ equity of $2.21 billion, and long-term debt of $8.6 million.

11.	Background of the Offer; Past Contacts or Negotiations with Woodhead

Background of the Offer

The following description was prepared by Parent and the Company. Information about the Company and its representatives was provided by the Company and neither the Purchaser nor Parent takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Purchaser, Parent or their representatives did not participate.

In connection with and as a part of its growth strategy, Parent regularly explores opportunities to expand and strengthen its business. As part of its strategic planning, Parent identified the global industrial market for electronic connectors as an area of potential future growth and identified the Company as a potential acquisition candidate.

During the fall of 2004 and in early 2005, Parent engaged in exploratory discussions with management of the Company concerning the potential acquisition by Parent of all or a portion of the Company.

On February 18, 2005, BMO Capital was engaged by the Company to act as its financial advisor with respect to the Company’s analysis of its strategic options. BMO Capital worked with the Company’s management to prepare a confidential information memorandum and identify a list of potential strategic acquirors.

In February 2005, BMO Capital had a preliminary meeting with and made a presentation to Parent’s financial advisor, William Blair, concerning a possible transaction involving the Company.

In March and April 2005, BMO Capital initiated contact with 24 potential strategic acquirors and nine of these parties, including Parent, requested the confidential information memorandum following execution of a confidentiality agreement. Parent signed a confidentiality agreement with the Company on April 5, 2005.

In April 2005, a business development executive of Parent based in Europe met with a senior executive of the Company at a trade show in Germany. At such meeting, the executives discussed the Company’s product line and strategic positioning, particularly with respect to the Company’s capabilities in Europe. Thereafter, Parent continued to explore and assess the strategic and financial implications of an acquisition of all or part of the Company, and in connection therewith considered the potential benefits and detriments of a possible transaction involving only the Company’s connectivity segment.

In May 2005, BMO Capital received written, non-binding indications of interest from five parties, in the form of four indications of interest for the Company and one indication of interest for a business line. Parent informed BMO Capital that it had decided not to submit a bid for the entire company but expressed continued interest in the Company’s connectivity segment.

In June 2005, BMO Capital held management presentations and site visits with, and provided data room access to, three parties. Parent did not participate in such activities and ceased discussions with the Company in the summer of 2005. BMO Capital received no final binding offers for the Company.

At a meeting on December 2, 2005, the Company’s Board determined to re-initiate the process of exploring the sale of the Company by instructing BMO Capital to work with management to develop an updated confidential information memorandum, identify a broader list of potential strategic and financial acquirors and develop an updated management presentation and data room.

On January 13, 2006, BMO Capital met with representatives of Parent and William Blair regarding a possible transaction involving the Company.

Beginning in February 2006, BMO Capital initiated contact with 107 potential acquirors, comprised of 27 strategic and 80 financial acquirors. Of the 107 parties, 60 signed confidentiality agreements and received the confidential information memorandum.

On February 16, 2006, BMO Capital had a further meeting with representatives of Parent and William Blair regarding a possible transaction. Following this meeting, Parent contacted BMO Capital with follow-up questions.

On February 24, 2006, Parent and the Company entered into the Confidentiality Agreement and, on February 27, 2006, a confidential information memorandum was sent to Parent.

On March 8, 2006, Parent and the Company held a meeting to discuss Parent’s questions regarding the Company’s industrial communications and connectivity businesses.

In April 2006, BMO Capital received 17 written, non-binding indications of interest, comprised of: (i) five indications of interest from strategic acquirors (including a non-binding indication of interest from Parent to acquire all of the capital stock of the Company), (ii) six indications of interest from financial sponsors and (iii) six indications of interest for certain business lines (not all business lines received indications of interest).

On April 17, 2006, Parent was first provided access to the Company’s data room. In April and May 2006, Parent conducted initial due diligence, including presentations by Company management, site visits and a preliminary review of the materials in the data room.

On May 26, 2006, BMO Capital sent Parent a bid process letter (the “Bid Letter”) which set forth the process for interested parties to submit final written proposals to acquire the Company. The Bid Letter included a June 2, 2006 deadline for the submission of written proposals, and required interested parties to include, among other things, (i) the specific price they were prepared to pay for the Company and (ii) a draft merger agreement that they would be willing to execute, marked to show changes from the draft merger agreement supplied by the Company.

On May 29, 2006, representatives of Parent contacted BMO Capital and requested additional time to submit their final written proposal. BMO Capital and the Company agreed to allow Parent until June 6, 2006 to submit its proposal. On June 2, 2006, Parent orally outlined its proposed bid with BMO Capital, subject to review and input from Parent’s Board of Directors.

At telephonic meetings held on June 5 and June 6, 2006, Parent’s Board of Directors discussed the proposed acquisition of the Company. During the meeting, Parent management provided an overview of the Company and the proposed transaction, including its current valuation analyses after input from William Blair. Sonnenschein Nath & Rosenthal LLP (“Sonnenschein”), Parent’s legal advisor, provided Parent’s Board with an overview of potential legal issues relating to the possible transaction.

On June 6, 2006, Parent provided a written proposal to the Company. Parent’s proposal provided for the acquisition of the Company pursuant to a two-step tender offer/merger transaction for $18.00 per share. Parent included a copy of a draft merger agreement that it would be willing to execute and a copy marked to show the changes from the draft provided by the Company, as well as a memorandum providing an overview of the material changes. Parent indicated that it would pay the proposed purchase price in cash from available sources, and that its proposal would not be contingent on obtaining financing.

On June 9, 2006, BMO Capital contacted Parent for clarification of certain aspects of its proposal. After a meeting of the Company’s Board on June 13, 2006, BMO Capital provided the Company Board’s initial feedback to Parent with respect to its proposal and informed Parent that its proposal was not the highest bid.

Beginning during the week of June 12, and continuing during the weeks of June 19 and 26, numerous representatives of Parent and their legal and financial advisors conducted further due diligence on the Company’s business, legal and financial records, met with the Company’s management to discuss its business and visited certain manufacturing facilities.

On June 19, 2006, the Company’s legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), sent a memorandum to Sonnenschein, Parent’s legal counsel, which included a list of significant issues with respect to the draft merger agreement submitted by Parent with its June 6, 2006 proposal.

On June 20, 2006, representatives of Skadden Arps and Sonnenschein met at the offices of Skadden Arps in Chicago to discuss the draft merger agreement. Following these discussions, Skadden Arps distributed a revised draft of the merger agreement to Sonnenschein.

On June 27, 2006, Parent reconfirmed its proposal to acquire the Company pursuant to a two-step tender offer/merger transaction for $18.00 per Share.

On June 28, 2006, the Company’s Board met to review the transactions proposed by Parent and another party. Later that day, BMO Capital contacted Parent, indicated that there was a higher bidder and inquired if Parent would be willing to increase its offer to $19.00 per Share. Parent responded by increasing its price to $18.50 per Share subject to agreement on certain terms of the proposed transaction. Later that day, BMO Capital again contacted Parent and indicated that the

Company’s Board had determined that it would proceed with negotiations with the other bidder unless Parent raised its price to $18.75 per Share. Later that day, Parent contacted BMO Capital and indicated it was prepared to raise its price to $18.75 per Share.

On the morning of June 29, 2006, the Company’s Board met and determined that Parent’s offer of $18.75 per Share was superior to the other bidder’s offer and instructed Skadden Arps to try to conclude its negotiations with Parent for a proposed Board meeting on July 2, 2006.

Later that day, BMO Capital contacted Parent and indicated that the other bidder had submitted a revised proposal in which it raised its offer price and inquired whether Parent was prepared to increase its bid. Parent indicated a willingness to raise its bid to $19.00 per Share and said it would discuss with its Board of Directors increasing its bid to $19.25 per Share at a board meeting on the morning of June 30 if the Company and its representatives would continue to negotiate through the night so that an agreement could be announced as early as the morning of June 30 if an agreement on price were reached.

Throughout the day and evening of June 29, 2006 and the morning of June 30, 2006, representatives of Skadden Arps and Sonnenschein negotiated and exchanged drafts of the Merger Agreement, and, in consultation with representatives of the Company and Parent, held discussions to resolve outstanding issues in the agreement, including the conditions to the Offer, termination rights and the amount of the termination fee.

At a meeting on June 30, 2006, Parent’s Board of Directors met to consider the proposed acquisition of the Company. During the meeting, William Blair provided an overview of the proposed transaction and valuation analyses, including management’s proposal that Parent increase its bid to $19.25 per Share. Sonnenschein provided the Board with advice on the Board’s fiduciary duties in considering the transaction. Sonnenschein reviewed in detail the proposed terms of the Merger Agreement, including, among other things, the structure of the transaction and the Offer, the conditions to the Offer, the parties’ respective representations, warranties and covenants, the non-solicitation provisions, the termination rights of Parent and the Company (including the Company’s right to terminate to accept a superior proposal), the circumstances in which a termination fee would be payable by the Company to Parent, and the absence of any financing condition. After discussion, the Parent Board authorized Parent to enter into the Merger Agreement on substantially the terms described, and voted to approve, adopt and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

On the morning of June 30, 2006, Parent contacted BMO Capital and informed that it was prepared to raise its price to $19.25 per Share if the Company would execute a definitive merger agreement that morning.

On June 30, 2006, the Company’s Board met to review the proposal submitted by Parent and various proposals submitted by the other bidder. The Company’s Board determined that Parent’s offer was superior to each of the proposals of the other bidder. Representatives of BMO Capital then delivered to the Board its oral opinion, subsequently confirmed in writing, to the effect that, as of June 30, 2006, the $19.25 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. BMO Capital then advised Parent that the Company Board had voted unanimously to approve, adopt and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

On June 30, 2006, Parent, Purchaser and the Company executed the definitive Merger Agreement. The Company and Parent publicly announced the transaction through the issuance of a joint press release.

12.	The Merger Agreement; Other Arrangements

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement, a copy of which is filed as exhibit (d)(1) to the Schedule TO. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Merger Agreement.

The Offer.  The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in any event within five Business Days after the date of the Merger Agreement. The obligation of Purchaser to accept for payment, and pay for, Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15 — “Certain Conditions of the Offer.” The Purchaser has agreed that, without the prior consent of the Company, no change in the Offer may be made which (i) decreases the offer price, (ii) changes the form of consideration payable in the Offer, (iii) reduces the maximum number of Shares sought to be purchased in the Offer or the Minimum Condition, (iv) modifies or adds conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer” (other than to waive any such condition to the extent permitted by the Merger Agreement) or (v) amends any other term of the Offer in a manner adverse to the holders of the Shares.

The Merger Agreement provides that if any of the tender offer conditions are not satisfied or waived by the Purchaser as of any then scheduled expiration time for the Offer, then the Purchaser may, from time to time in its sole discretion, extend the expiration time for the Offer beyond the latest expiration date that would otherwise be permitted under the Merger Agreement (but not beyond the Termination Date). In addition, the Purchaser:

•	may extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer;

•	may, and if the Company so requests, the Purchaser shall, provide for a “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act;

•	may extend the Offer for 10 business days after the latest applicable expiration date otherwise permitted under the Merger Agreement (but not beyond the Termination Date) if at least 90% of the outstanding shares have not been tendered and not withdrawn pursuant to the Offer or if there has been a commencement of a war or other national calamity (including terrorist activity) directly involving the United States; and

•	shall, subject to its right to terminate the Merger Agreement in accordance with its terms, be required to extend the Offer after the latest applicable expiration date of the Offer if any of the events set forth in subsections (a), (b) or (d) described in Section 15 — “Certain Conditions of the Offer” shall have occurred and be continuing unless such conditions could not reasonably be expected to be satisfied or waived by the Termination Date.

Directors.  The Merger Agreement provides that promptly upon the purchase of and payment for any Shares by Parent or Purchaser pursuant to the Offer (provided that the Minimum Condition is satisfied), Parent shall be entitled to designate such number of directors, rounded to the nearest whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding; provided, however, that Parent shall be entitled to designate at least a majority of the directors on the Company Board (as long as Parent and its Affiliates beneficially own a majority of the Shares). The Company shall, upon Parent or Purchaser’s request, use all reasonable efforts promptly either to increase the size of the Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent’s designees to be so elected to the Board, and shall take all actions available to the Company to cause Parent’s designees to be so elected. At such time, the Company shall also upon Parent’s request cause Persons designated by Parent (provided that any designees to the Audit Committee comply with the Audit Committee Requirements (as defined below)) to have appropriate (and not less than a majority so long as Parent and its Affiliates beneficially own a majority of the Shares) representation on (i) each committee of the Board, (ii) each board of directors (or similar body) of each Subsidiary and (iii) each committee (or similar body) of each such board. The Company is required to promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

The Merger Agreement also provides that, in the event that Parent’s designees are elected to the Board, until the Effective Time (as defined in the Merger Agreement), the Board shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the “Original Directors”) and at least three Original Directors shall serve on the Audit Committee of the Board such that the Audit Committee complies with all applicable requirements of the SEC and the Nasdaq Stock Market (collectively, the “Audit Committee Requirements”); provided that, in such event, if the number of Original Directors is reduced below three for any reason whatsoever, any remaining Original Directors (or Original Director, if there be only one remaining) shall be entitled to designate persons who satisfy the Audit Committee Requirements to fill such vacancies who shall be deemed to be Original Directors for purposes of the Merger Agreement or, if no Original Director then remains, the other directors shall designate three persons (who shall not be officers or affiliates of the Company) to fill such vacancies who shall not be stockholders, affiliates or associates of Parent or Purchaser, and such persons shall be deemed to be Original Directors for purposes of the Merger Agreement. If Parent’s designees are elected to the Board before the Effective Time, the affirmative vote of a majority of the Original Directors shall be required for the Company to (a) amend or terminate the Merger Agreement or agree or consent to any amendment or termination of the Merger Agreement, (b) exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement, or (c) take any other action by the Board under or in connection with the Merger Agreement.

Top-Up Option.  Pursuant to the Merger Agreement, the Company has granted to Purchaser an irrevocable option, for so long as the Merger Agreement has not been terminated, to purchase that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of such exercise, shall constitute one Share more than 90% of the then outstanding Shares (determined on a fully diluted basis and assuming the issuance of the Shares pursuant to the Top-Up Option (the “Top-Up Option Shares”), at a price per share equal to the Offer Price paid in the Offer.

The Top-Up Option shall become exercisable upon Purchaser’s acceptance for payment and payment for Shares pursuant to the Offer (the “Purchase Date”) if Parent and Purchaser do not then own 90% of the then outstanding Shares (determined on a fully diluted basis). The Top-Up Option shall be exercisable in whole and not in part and may be exercised only once and only during the ten Business Day period after the Purchase Date; provided, however, that notwithstanding anything in the Merger Agreement to the contrary the Top-Up Option shall not be exercisable and shall terminate on the date Purchaser accepts for payment and pays for Shares pursuant to the Offer if (i) the issuance of the Top-Up Option Shares would require stockholder approval under the rules of the Nasdaq Stock Market, or (ii) the number of Top-Up Option Shares would exceed the number of authorized but unissued shares of Common Stock.

The Merger.  The Merger Agreement provides that at the Effective Time (a) Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease, and (b) the Company shall be the successor or surviving corporation (the “Surviving Corporation”), wholly-owned by Parent.

Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent or the Purchaser or held by the Company as treasury stock or owned by the Company or any of its subsidiaries, all of which will be cancelled, retired and cease to exist, and other than shares that are held by stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive an amount equal to the Offer Price paid in the Offer, without interest.

Holders of Shares who properly perfect their appraisal rights under the DGCL will be entitled to the amounts determined pursuant to the appropriate proceedings required under the DGCL.

Stock Options.  Effective as of the Effective Time, the Company shall (i) terminate all Option Plans and (ii) cancel, at the Effective Time, each outstanding option to purchase Shares granted under the Option Plans or otherwise (each, an “Option”) that is outstanding and unexercised as of such date. Each holder of an Option that is outstanding and unexercised at the Effective Time shall be entitled to receive, in exchange for the cancellation of such Option, an amount in cash equal to the excess, if any, of (x) Offer Price paid in the Offer over (y) the per share exercise price of such Option, multiplied by the number of Shares subject to such Option. Any such payments shall be subject to all applicable tax withholding requirements. The Company has agreed to use reasonable best efforts to obtain from each holder of Options that are outstanding and unexercised at the Effective Time a written consent to the cancellation of the Option immediately prior to the Effective Time and to deliver all such written consents to the Company (and a copy provided to Parent) prior to the Initial Expiration Time. The Company shall confirm that unexercised options after the Effective Time will only be exercisable for an amount equal to the excess, if any, of the Offer Price paid in the Offer over the exercise price of such options.

Certificate of Incorporation and Bylaws; Directors and Officers.  The Merger Agreement provides that, at the Effective Time, the certificate of incorporation and bylaws of Purchaser will become the certificate of incorporation and bylaws of the Surviving Corporation, except that the name of the surviving corporation shall remain Woodhead Industries, Inc. The directors of Purchaser shall be the initial directors of the Surviving Corporation and persons designated in writing by Parent prior to the Effective Time shall be the initial officers of the Surviving Corporation.

Stockholders’ Meeting.  If required by applicable law, the Company will call, give notice of, convene and hold a meeting of its stockholders as soon as practicable following the expiration of the Offer for the purpose of voting upon the approval of the Merger Agreement. At any such meeting, all Shares then owned by Parent or the Purchaser or any other subsidiary of Parent will be voted in favor of approval of the Merger Agreement. If the Purchaser acquires through the Offer Shares representing, together with all Shares owned by Parent or the Purchaser, at least a majority in voting power of the fully diluted shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares pursuant to the Offer), the Purchaser will have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of the Company.

The DGCL also provides for a “short-form” merger procedure if a corporation owns at least 90% of the outstanding shares of each class of voting stock of another corporation. A “short-form” merger may be consummated by the 90% stockholder without prior notice to, or the approval of, the other stockholders. Accordingly, if, as a result of the Offer, the Purchaser or any other subsidiary of Parent acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser intends to effect the Merger without prior notice to, or any action by, any other stockholder of the Company.

Representations and Warranties.  The Merger Agreement contains representations and warranties made by the Company to Parent and the Purchaser and representations and warranties made by Parent and the Purchaser to the Company. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser, including representations relating to:

•	corporate organization and qualification

•	subsidiaries

•	capitalization

•	authority relative to the Merger Agreement

•	consents and approvals; no violation

•	SEC reports; financial statements

•	absence of certain changes or events since October 2, 2005 (including the absence of a Material Adverse Effect)

•	litigation

•	Offer documents; Schedule 14D-9; proxy statement

•	taxes

•	employee benefit plans

•	compliance with law; environmental laws and regulations

•	intangible property

•	labor matters

•	properties

•	insurance

•	material contracts

•	customers and suppliers

•	affiliate transactions

•	brokers and finders

•	opinion of the Company’s financial advisor, and

•	expiration of Rights Agreement.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any fact, event, change, effect, condition, factor or circumstance that individually or in the aggregate with all other facts, changes, events, effects, conditions, factors and circumstances:

•	is or is reasonably likely to be materially adverse to the business, results of operations, financial condition, assets or liabilities of the Company and its Subsidiaries taken as a whole; or

•	prevents in any material respect the Company’s ability to perform its obligations under the Merger Agreement or consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

provided, that the definition of “Material Adverse Effect” excludes any effect resulting from:

•	changes in the economy, financial markets (including the securities markets), political or regulatory conditions generally, including, without limitation, as a result of terrorist activities not directly affecting the Company, engagement or escalation in hostilities involving the United States, or declaration of a national emergency or war by the United States;

•	changes generally applicable to the industries and markets in which the Company and its Subsidiaries or the Parent and its Subsidiaries, as the case may be, are involved (except for any changes which disproportionately affect the business, results of operations, properties, condition, assets or liabilities of the Company and its Subsidiaries, taken as a whole, as compared to other industry participants);

•	changes in any laws applicable to the Company and its subsidiaries or the Parent and its Subsidiaries, as the case may be, after the date of the Merger Agreement (except in each such case for any changes which disproportionately affect the business, results of operations, properties, condition, assets or liabilities of the Company and its Subsidiaries, taken as a whole, as compared to other industry participants);

•	changes in GAAP after the date of the Merger Agreement (except in each such case for any changes which disproportionately affect the business, results of operations, properties, condition, assets or liabilities of the Company and its Subsidiaries, taken as a whole, as compared to other industry participants); or

•	the announcement of the Merger Agreement or the announcement or consummation of the Offer or the Merger.

Pursuant to the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to the Company, including representations relating to:

•	corporate organization and qualification

•	authority relative to the Merger Agreement

•	consents and approvals; no violation

•	proxy statement; Schedule 14D-9

•	financing of the Offer and the Merger

•	interim operations of Purchaser

•	share ownership, and

•	brokers and finders.

The representations and warranties contained in the Merger Agreement or in any schedule, instrument or other document delivered in connection with the Merger Agreement shall not survive beyond the Effective Time. This limitation shall not apply to any covenant or agreement which by its terms contemplates performance after the Effective Time.

Conduct of Business of the Company.  The Merger Agreement provides that, except as expressly permitted therein, from the date of the Merger Agreement to the Effective Time, the business and operations of the Company and its

Subsidiaries shall be conducted in the usual and ordinary course of business consistent with past practices, and the Company shall use all commercially reasonable efforts, with no less diligence and effort than would be applied in the absence of the Merger Agreement, to (a) preserve intact its current business organizations, material insurance policies and Trade Rights and goodwill; (b) preserve its present relationships with customers, suppliers, officers, employees, lessors, licensees, wholesalers, and other Persons with which it has significant business relations; and (c) comply in all material respects with all Laws applicable to it or any of its properties, assets or business. Without limiting the generality of the foregoing, and except as expressly required by applicable Law or as otherwise permitted by the Merger Agreement, between the date of the Merger Agreement and the Effective Time, neither the Company nor any of its Subsidiaries will, without the prior written consent of Parent, directly or indirectly, do, or commit to do, any of the following:

(i) issue, deliver, sell, dispose of, grant, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition, grant, pledge or other encumbrance of (a) any shares of capital stock of any class or any other ownership interest of the Company or any Subsidiary (including the Shares), any Voting Debt or other voting securities, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock or any other ownership interest of the Company or any Subsidiary, any Voting Debt or other voting securities, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any other ownership interest of the Company or any Subsidiary or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or any other ownership interest (including, without limitation, any stock appreciation rights, phantom stock, phantom stock rights, or stock-based performance units) of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to options outstanding on the date of this Agreement under the Option Plans), or (b) any other securities of the Company or any Subsidiary in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement;

(ii) reclassify, split (including a reverse split), recapitalize, subdivide or redeem, purchase or otherwise acquire (except to the extent required by the Company’s stock-based Employee Benefit Plans), or propose to reclassify, split, recapitalize, subdivide, redeem, purchase or otherwise acquire, any outstanding Shares or other of its securities;

(iii) declare, set aside for payment or pay any dividend or other distribution (whether payable in cash, stock, property or otherwise), or make any other actual, constructive or deemed distribution in respect of any Shares or capital stock or otherwise make any payments to stockholders in their capacity as such, other than the declaration and payment of regular quarterly cash dividends in amounts and at times consistent with past practice and except for dividends by a wholly owned subsidiary of the Company;

(iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(v) adopt any amendments to its certificate of incorporation or bylaws (or comparable organizational documents) or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary;

(vi) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other Person or any division thereof, any real property or any material amount of assets; (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contributions, except in the ordinary course of business and consistent with past practice; (C) enter into, amend or modify or terminate any derivative, swap or hedging arrangement or Contract; (D) enter into any Contract other than in the ordinary course of business and consistent with past practice; (E) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $100,000 or capital expenditures which are, in the aggregate, in excess of $200,000 for the Company and the Subsidiaries taken as a whole; or (F) enter into or amend or modify any Contract with respect to any matter set forth in this subsection (vi), except, with respect to matters described in clauses (B) or (D) of this subsection (vi), in the ordinary course of business and consistent with past practice;

(vii) sell, lease or dispose of any assets or securities which are material to the Company and its Subsidiaries, or enter into any commitment to do any of the foregoing or enter into any material commitment or transaction, in each case outside the ordinary course of business consistent with past practice other than transactions between a wholly owned Subsidiary of the Company and the Company or another wholly owned Subsidiary of the Company;

(viii) hire or terminate any employee except in the ordinary course of business consistent with past practice or increase the salary, bonus or other compensation payable or to become payable or the benefits (including fringe benefits or perquisites) provided to its current or former directors, officers, other employees or consultants, except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of the Company or any Subsidiary who are not directors or officers of the Company, as provided in any existing agreements with current or former directors, officers, other employees or consultants of the Company or its Subsidiaries or as required by any collective bargaining agreement or applicable Law; grant or increase any bonus, incentive compensation, retention payments, severance, change-in-control or termination pay to, or enter into, amend or modify any employment, consulting, change-in-control or severance agreement with, any current or former director, officer, other employee or consultant of the Company or of any Subsidiary, except as provided in any existing agreements with current or former directors, officers, other employees or consultants of the Company or its Subsidiaries or as required by any collective bargaining agreement or applicable Law; or establish, adopt, enter into, amend or modify (including any amendment or modification that increases or accelerates payment or requires any funding), except as required by Law, any collective bargaining or other Contract with a labor union, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, change-in-control, severance or other plan, program, agreement, trust, fund, policy or arrangement for the benefit of any current or former director, officer, other employee or consultant;

(ix) make any material Tax election, enter into any settlement or compromise of any material Tax liability, file any amended Tax Return with respect to any material Tax, change any annual Tax accounting period, enter into any closing agreement relating to any material Tax or surrender any right to claim a material Tax refund;

(x) except as may be required as a result of a change in Law or in generally accepted accounting principles or audit practices, change any of the financial or tax accounting methods, practices or principles used by it;

(xi) enter into, amend or modify any Contract with any officer or director of the Company or any stockholder of the Company holding five percent or more of the Company’s outstanding Shares;

(xii) release any Person from, or waive any provision of, any standstill agreement to which it is a party (unless, and only to the limited extent and only for the limited purposes specified, expressly permitted by the Merger Agreement) or any confidentiality agreement between it and another Person;

(xiii) take any action that is intended or is reasonably likely to result in (a) any of its representations or warranties set forth in the Merger Agreement being or becoming untrue in any respect at any time prior to the Effective Time in any manner that would be reasonably likely to cause the conditions set forth in Annex A or the Merger Agreement to not be satisfied, or (b) a violation of any provision of the Merger Agreement; or

(xiv) authorize, recommend, take, or propose to take, or agree to take in writing or otherwise, or enter into any Contract, agreement, commitment or arrangement to do any of the actions described in the foregoing provisions regarding the Company’s conduct of business.

No Solicitation.  From the date of the Merger Agreement until the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, and shall use commercially reasonable best efforts to cause its and its Subsidiaries’ officers, directors, employees, consultants, representatives and other agents, including, but not limited to, investment bankers, attorneys and accountants (collectively, the “Representatives”), not to, directly or indirectly;

•	solicit, initiate, or knowingly encourage (including by way of furnishing information or assistance), or knowingly induce, or take any action to facilitate the making of, any inquiry, offer or proposal that constitutes, or may reasonably be expected to lead to, the making of any Acquisition Proposal (as defined below), or

•	other than informing persons of the non-solicitation provisions of the Merger Agreement, participate in any discussions or negotiations regarding any Acquisition Proposal or, in connection with any Acquisition Proposal, furnish or provide access to any Person (other than Parent and Purchaser and their representatives) to properties, books and records or any nonpublic information or data with respect to the Company or any of its Subsidiaries, or

•	approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or

•	enter into any understanding, letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or document contemplating or otherwise relating to any Acquisition Proposal (except for any confidentiality agreement required by the Merger Agreement), or approve or resolve to approve, or recommend or resolve to recommend, any Acquisition Proposal, or

•	take any action to make any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including, without limitation, Section 203 of the DGCL) or any restrictive provision of any applicable anti-takeover provision in the Company’s certificate of incorporation (including, without limitation, Article Eleventh and Article Fourteenth thereof) or bylaws inapplicable to any transactions contemplated by an Acquisition Proposal.

Any violation of any of the foregoing non-solicitation provisions by any of the Representatives shall be deemed to be a breach of such provisions by the Company.

Notwithstanding the foregoing, until the consummation of the Offer the Board shall be permitted to engage in discussions and negotiations with, or provide nonpublic information or data to, any Person in response to a bona fide written Acquisition Proposal by such Person made after the date of the Merger Agreement and prior to the consummation of the Offer if and only if, prior to taking any of the actions set forth above:

•	none of the Company, any of its Affiliates or any of the Representatives shall have violated any of the non-solicitation provisions of Merger Agreement,

•	the Board determines in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor (which may be the Company’s Financial Advisor), (x) that such Person is reasonably capable of consummating such Acquisition Proposal taking into account the legal, financial, regulatory and other aspects of such Acquisition Proposal and (y) that such Acquisition Proposal constitutes or would reasonably be expected to constitute or result in a Superior Proposal from the Person that made the applicable Acquisition Proposal,

•	the Board determines in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor (which may be the Company’s Financial Advisor), that the failure to participate in such discussions or negotiations or to furnish such information would result in a reasonable likelihood of a breach of the fiduciary duties of the Board to the Company’s stockholders under applicable Law,

•	as promptly as practicable (and in no event later than 24 hours) following any determination by the Board referred to in the two immediately preceding bullet points, the Company gives Parent written notice of such determination and at least 24 hours prior to participating in discussions or negotiations with, or furnishing or disclosing any nonpublic information to, such Person, the Company gives Parent written notice of the Company’s intention to participate in discussions or negotiations with, or furnish or disclose nonpublic information to, such Person,

•	in each such case, the Board has received from the Person being furnished or disclosed any nonpublic information, an executed confidentiality agreement (the subject matter of which shall be limited to the protection of nonpublic information and standstill provisions) on terms no less favorable to the Company than those contained in the Confidentiality Agreement, which confidentiality agreement shall in no event provide such Person with any exclusive right to negotiate with the Company or have the effect of prohibiting the Company from satisfying its obligations under the Merger Agreement and

•	simultaneously with or prior to furnishing or disclosing any nonpublic information to such Person, the Company furnishes such information to Parent (to the extent such information has not been previously delivered or made available by the Company to Parent).

The Merger Agreement provides that the Company’s Board shall not:

•	withdraw, modify or change, in a manner adverse to Parent or Purchaser, the Board’s recommendation of the Merger Agreement, the Offer or the Merger (“Change in Recommendation”) unless prior to the consummation of the Offer and if and only if (A) none of the Company, any of its Affiliates or any of the Representatives have violated any of the non-solicitation provisions of the Merger Agreement, (B) the Company has provided Parent with written notice that the Board intends to take such action, such notice to specify in reasonable detail the reason(s) for such proposed action, such notice to be delivered not less than three full Business Days prior to the time the action is to be taken; (C) during the three Business Day period following the delivery of the notice referred to in clause (B) above, Parent shall have the right to propose adjustments to the terms and conditions of the Merger Agreement and the Company and its advisors shall negotiate in good faith with Parent to make adjustments to the terms and conditions of the Merger Agreement, (D) following any such negotiations and adjustments pursuant to clause (C) above, the Board of Directors determines in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor (which may be the Company’s Financial Advisor), that failure to make such Change in Recommendation would be inconsistent with the fiduciary duties of the Board to the stockholders of the Company under applicable Law and (E) if the Change in Recommendation is being made primarily as a result of an Acquisition Proposal, such Acquisition Proposal is a Superior Proposal and the Company shall have complied with the provisions of the Merger Agreement with respect to such Acquisition Proposal; the Board shall not, in connection with any such Change in Recommendation, take any action to change the approval of the Board of the Merger Agreement or the transactions contemplated thereby, including for purposes of any state takeover statute or other state law (including Section 203 of the DGCL) and the Company’s certificate of incorporation (including Article Eleventh and Article Fourteenth thereof) and bylaws; or

•	recommend, approve, enter into or accept a Superior Proposal unless prior to the consummation of the Offer, the Company has not violated any of the non-solicitation provisions of the Merger Agreement, and the Board determines in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor (which may be the Company’s Financial Advisor), that such proposal is a Superior Proposal and that the failure to terminate the Merger Agreement to accept such Superior Proposal or to recommend such Superior Proposal to the stockholders of the Company would result in a reasonable likelihood of a breach of the fiduciary duties of the Board to the Company’s stockholders under applicable Law; provided, however, that the Company shall not have the right to take any such action or to terminate the Merger Agreement and any purported termination pursuant to the Merger Agreement shall be void and of no force or effect, unless prior to any such action or termination: (A) the Company has provided Parent with written notice that it intends to terminate the Merger Agreement and take such action with respect to a Superior Proposal, such notice to specify in reasonable detail the material terms and conditions of the Superior Proposal then determined to be more favorable and the parties thereto and be delivered not less than three full Business Days prior to the time the action is to be taken; and (B) during the three Business Day period following the delivery of the notice referred to in clause (A) above, Parent shall have the right to propose adjustments in the terms and conditions of the Merger Agreement, and the Company and its advisors shall negotiate in good faith with Parent regarding such adjustments in the terms and conditions of the Merger Agreement, and (C) following any such negotiations and adjustments pursuant to clause (B) above, the Board of Directors determines in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor (which may be the Company’s Financial Advisor), that such proposal is a Superior Proposal and that the failure to terminate the Merger Agreement to accept such Superior Proposal or to recommend such Superior Proposal to the stockholders of the Company would result in a reasonable likelihood of a breach of the fiduciary duties of the Board to the Company’s stockholders under applicable Law. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this section of the Merger Agreement. Any Board action taken in accordance with all of the provisions of this section shall not be deemed a breach of the Merger Agreement.

The Company shall, and shall cause its Subsidiaries and each of their respective Representatives to immediately cease and cause to be terminated any and all discussions, negotiations or communications with any other Persons with respect to any existing or potential Acquisition Proposal. The Company will promptly (and in any event within four Business Days of the date of the Merger Agreement) request each Person that has heretofore executed a confidentiality agreement on or after October 1, 2005 in connection with its consideration of an Acquisition Proposal with the Company to return or destroy all confidential information furnished prior to the execution of the Merger Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries and to destroy all summaries, analyses or extracts of or based upon such information in the possession of such Person or any of its representatives. The Company agrees not to release any Person from, waive any provisions of, or fail to use commercially reasonable best efforts to enforce any confidentiality agreement or standstill agreement to which the Company or any of the Subsidiaries is a party, except that, if requested to do so by a Person who is a party to a confidentiality or standstill agreement with the Company that forbids such Person from submitting an Acquisition Proposal to the Company, the Company may provide a conditional waiver of such provision of the confidentiality or standstill agreement between the Company and such Person solely to the extent necessary and for the limited purpose of permitting such Person to submit a Superior Proposal directed and disclosed only to the Board and its Representatives if and only if (i) none of the Company, any of its Affiliates or any of the Representatives have violated any of the non-solicitation provisions of the Merger Agreement, (ii) such Person has submitted a written certification to the Company that such Person will if such provision is waived promptly submit a Superior Proposal with no financing or due diligence conditions or contingencies, and a copy of such certification has been delivered to Parent, (iii) the Board determines in good faith, after consultation with its outside legal counsel and a nationally recognized financial advisor (which may be the Company’s Financial Advisor), that the taking of such action is reasonably likely to result in a Superior Proposal and that the failure to take such action would result in a reasonably likelihood of a breach of the fiduciary duties of the Board to the Company’s stockholders under applicable Law, (iv) the Board has notified Parent of such request and the identity of such Person within 24 hours of receipt and has notified Parent of its intention to take such action with respect to such Person not less than 24 hours in advance of the taking of such action, and (v) no other provision of such confidentiality or standstill agreement is amended, waived, or modified in any respect. In the event that a conditional waiver satisfying the requirements in the foregoing sentence is granted and such Person does not promptly (and in any event within four Business Days) thereafter submit an Acquisition Proposal that is a Superior Proposal (determined in good faith by the Board after consultation with its outside legal counsel and financial advisor) with no financing or due diligence conditions or contingencies, any such conditional waiver shall be void and of no effect.

The Company shall promptly (and in any event within 24 hours) notify Parent orally and confirm in writing if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company or its Representatives, in each case in connection with any Acquisition Proposal or potential Acquisition Proposal, indicating in connection with such notice, the name of such Person(s) and the material terms and conditions of such proposal or offer. The Company shall thereafter keep Parent informed, on a current basis, as to the material terms and conditions of any such proposal or offer and the status of any such discussions or negotiations.

Nothing contained in the non-solicitation provisions of the Merger Agreement prohibits the Company or its Board from taking and disclosing to the Company’s stockholders its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed to be a Change in Recommendation (in which case Parent shall have the right to terminate the Merger Agreement and be paid the Termination Fee and Reimbursable Expenses) unless the Company Board reaffirms the Company’s recommendation of the Offer in such disclosure and provided further, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of the Merger Agreement.

“Acquisition Proposal” means any bona fide proposal made by any Person (other than Parent, Purchaser or any affiliate thereof) relating to (i) any direct or indirect acquisition or purchase of at least a 15% portion of the assets of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction (ii) any purchase or sale of, or tender or exchange offer for, capital stock of the Company (or its Subsidiaries) that if consummated would result in any Person, together with all affiliates thereof, beneficially owning at least 15% of any class of any capital stock (including the Shares) or voting power of the Company, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any one or more Subsidiaries of the Company, individually or taken together, whose business constitutes 15% or more of the net revenues, net income or total assets of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction).

“Superior Proposal” means a bona fide written Acquisition Proposal made by any Person to acquire at least a majority of the issued and outstanding Shares pursuant to a tender offer or a merger that is reasonably capable of being consummated and would, if consummated, result in a transaction more favorable (taking into account the nature of the currency and all legal, financial, regulatory, timing and similar aspects of, and conditions to, the proposal and the Person making the proposal, and after giving effect to any adjustments to the terms and provisions of the Merger Agreement committed to in writing by Parent in response to such Acquisition Proposal, including taking into account the nature of the currency and all legal, financial, regulatory, timing and similar aspects of, and conditions to, the adjustments) to the Company’s stockholders (in their capacities as stockholders), from a financial point of view, than the Transactions contemplated by the Merger Agreement.

Commercially Reasonable Efforts; Cooperation.  Each of the parties has agreed to use its commercially reasonable efforts to obtain in a timely manner all necessary waivers, consents and approvals of Governmental Entities and other Persons and to effect all necessary registrations and filings, and to use its commercially reasonable efforts to take, or cause to be taken, all other reasonable actions and to do, or cause to be done, all other things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions contemplated by the Merger Agreement, including, without limitation, (a) cooperating in responding to inquiries from, and making presentations to, stockholders, suppliers, customers and Governmental Entities, (b) defending against and responding to any Litigation challenging or relating to the Merger Agreement or the Transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered, by any court or other Governmental Entity vacated or reversed, (c) cooperating in the preparation and filing of the Offer Documents and any Proxy Statement, (d) promptly making all regulatory filings and applications, including without limitation any required filings under the HSR Act and any other submissions requested by the Federal Trade Commission or Department of Justice, and any amendments thereto as are necessary for the consummation of the Transactions contemplated by the Merger Agreement, (e) effecting all filings, consents, approvals, orders, registrations and declarations as may be required under the laws of any foreign country in which the Company or any of its subsidiaries conducts any business or owns any assets, and (f) the taking of all acts reasonably necessary to cause the conditions precedent described in Section 15 of this Offer to Purchase to be satisfied. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement shall use all commercially reasonable efforts to take all such action. Notwithstanding the foregoing, in connection with any filing or submission or other action required to be made or taken by any party to effect the Offer, the Merger and all other Transactions contemplated thereby, the Company shall not, without the prior written consent of Parent, commit to any divestiture transaction, and Parent shall not be required to divest or hold separate or otherwise take or commence to take any action that, in the reasonable discretion of Parent, limits its freedom of action with respect to, or its ability to retain, the Company or any of the Company’s Affiliates or Parent or any of Parent’s subsidiaries or any material portion of assets or businesses of the Company, its Subsidiaries, Parent or any of the Parent’s subsidiaries.

Indemnification of Directors and Officers.  The Merger Agreement provides that all rights to indemnification and all limitations of liability existing on the date of the Merger Agreement in favor of the current or former directors, officers or employees of the Company and its Subsidiaries as provided in their respective certificates of incorporation or by-laws or indemnification agreements, will survive the Merger and continue in full force and effect in accordance with their terms for a period of six years from the Effective Time unless otherwise required by law.

In addition, Parent shall cause the Surviving Corporation to maintain for a period of six years from the Effective Time the Company’s current officers’ and directors’ liability insurance policy (the “D&O Insurance”) provided that Parent may substitute the current policy for a policy or policies providing at least the same coverage containing terms and conditions which are in the aggregate not less advantageous to the insured parties than the current policy). However, in no event shall Parent be required to pay more than 200% of the current amount paid by the company (the “Insurance Amount”) to maintain or purchase such insurance and if Parent is unable to maintain or obtain such insurance, Parent shall use all reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount. The obligations of Parent and the Surviving Corporation with respect to D&O Insurance shall be satisfied if the Company, prior to the Effective Time and only with the prior written consent of Parent, or the Surviving Corporation after the Effective Time purchases a six-year, prepaid “tail” policy on terms and conditions (including without limitation coverage amounts) that are at least as favorable in the aggregate as the terms and conditions as the Company’s current D&O Insurance. Parent has guaranteed the payment and performance by the Surviving Corporation of the foregoing indemnification and other obligations.

Employees.  Except as set forth in the Merger Agreement, for a period of one year following the Effective Time, Parent has agreed to provide employees of the Surviving Corporation and its subsidiaries with employee benefits (other than options and equity incentives) that are in the aggregate substantially similar to those employee benefits that are provided to similarly situated employees of the Company and its Subsidiaries as of the date of the Merger Agreement. Employees of the Company or any Subsidiary shall receive credit for purposes of eligibility to participate and vesting (but not for benefit accruals, determination of levels of benefits or any other purposes) under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary to the same extent such service was taken into account for such purposes under comparable Employee Benefit Plans prior to the Effective Time; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. Notwithstanding the foregoing, nothing in the Merger Agreement shall interfere with the right of Parent or the Surviving Corporation and their subsidiaries to terminate the employment of any of their respective employees after the Effective Time to the extent permitted by applicable Law or to terminate or amend any employee benefit plan, including without limitation any Employee Benefit Plan to the extent permitted pursuant to the term of such plan or applicable Law.

The Surviving Corporation agrees to assume the Company’s binding obligations under any collective bargaining agreements or other labor agreements, employment agreements, employment termination agreements and individual benefit arrangements, all as in effect at the Effective Time, and to provide employees covered by such agreements and arrangements with compensation and benefits as set forth in such agreements and arrangements.

Notification of Certain Matters.  The Company has agreed to give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any representation and warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect or any condition described in Section 15 of this Offer to Purchase or described below under “— Conditions to Each Party’s Obligations to Effect the Merger” to not be satisfied at any time from the date hereof to the Effective Time and (b) any failure of the Company, Purchaser or Parent, as the case may be, to comply with or satisfy in all material respects any covenant, condition or agreement to be complied with or satisfied by it in the Merger Agreement. The Company has also agreed to give prompt notice to Parent of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions contemplated by the Merger Agreement.

Litigation Matters.  Each of the Company, Parent and the Purchaser has agreed to cooperate and use all reasonable efforts to vigorously contest and resist any Litigation, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of any of the Transactions contemplated by the Merger Agreement, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal. The Company has agreed not to settle or offer to settle any Litigation commenced prior to or after the date of the Merger Agreement against the Company or any of its directors by any stockholder of the Company relating to the Merger Agreement, including the Offer, the Merger and any other transaction contemplated by the Merger Agreement, without the prior written consent of Parent (which consent shall not unreasonably be withheld).

Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)	If required for the Merger pursuant to applicable Law, the Merger Agreement and the Merger shall have been duly approved by the stockholders of the Company in accordance with applicable Law and the certificate of incorporation of the Company;

(b)	No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Parent or Purchaser (or any Affiliate of either of them) or consummation of the Merger illegal or otherwise restricting, preventing or prohibiting consummation of the Transactions;

(c)	All material governmental consents, orders and approvals legally required for the consummation of the Merger and the Transactions contemplated thereby shall have been obtained and be in effect at the Effective Time, and any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; and

(d)	Purchaser shall have purchased Shares pursuant to the Offer.

Termination by Mutual Consent.  The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Effective Time, by the mutual written consent of Parent and the Company, notwithstanding any requisite approval and adoption of the Merger Agreement and the Transactions by the stockholders of the Company.

Termination by Either Parent or the Company.  The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, by Parent or the Company at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Transactions by the stockholders of the Company, if:

(a)	any court or other Governmental Entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced a Law or Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger and such Law or Order or other action shall have become final and nonappealable; or

(b)	if (i) the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder, or (ii) Purchaser shall not have accepted for payment all Shares tendered pursuant to the Offer on or prior to the Termination Date; provided, that such right to terminate the Merger Agreement shall not be available to any party whose material breach of its obligations under the Merger Agreement results in such failure to purchase. The “Termination Date” is October 31, 2006, provided that if (A) prior to such date there is issued a Request for Additional Information and Materials under the HSR Act or a similar request or investigation is made in connection with the review by any governmental or regulatory authority of the Offer and the Merger under any comparable law of non-United States jurisdictions, and (B) as of such date all of the conditions to the Offer set forth in Section 15 of this Offer to Purchase shall then be satisfied except that the waiting period under the HSR Act has not expired or been terminated, then the Termination Date shall be December 31, 2006.

Termination by Parent.  The Merger Agreement may be terminated, and the Transactions may be abandoned, by Parent, if:

(a)	due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in Section 15 of this Offer to Purchase, Purchaser shall have failed to commence the Offer within five Business Days following the date of the Merger Agreement, unless such failure shall have been caused by or resulted from the failure of Parent or Purchaser to perform, in any material respect, any of their material covenants or agreements contained in the Merger Agreement, or the material breach by Parent or Purchaser of any of their material representations or warranties contained in the Merger Agreement; or

(b)	prior to the purchase of Shares pursuant to the Offer by Purchaser, the Company shall have breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which would give rise to a failure of a condition described in paragraphs (e) or (f) of Section 15 of this Offer to Purchase and is incapable of being cured or is not cured within 30 days after notice in writing to the Company by Parent; or

(c)	prior to the purchase of Shares pursuant to the Offer by Purchaser, (i) the Company shall have materially breached its obligations under the Merger Agreement by failing to file the Schedule 14D-9 as provided in the Merger Agreement; provided, that Parent may not terminate the Merger Agreement pursuant to this section if Parent or Purchaser is at such time in material breach of its obligations under the Merger Agreement; (ii) the Company shall have failed to include in the Schedule 14D-9 or the Proxy Statement the Board’s approval or recommendation of the Merger Agreement, the Offer or the Merger, (iii) the Board or any committee thereof shall have withdrawn or materially modified or changed (including by amendment of the Schedule 14D-9) its recommendation of the Merger Agreement, the Offer or the Merger in a manner adverse to Parent or Purchaser; (iv) the Board or any committee thereof shall have recommended or approved any Acquisition Proposal; (v) the Board or any committee thereof shall have approved any transaction (other than the Transactions) to render inapplicable to such transaction any restrictive provision of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover Law (including, without limitation, Section 203 of the DGCL) or any restrictive provision of any applicable anti-takeover provision in the Company’s certificate of incorporation (including, without limitation, Article Eleventh and Article Fourteenth thereof) or bylaws, (vi) any Person other than Parent or Purchaser shall have become the beneficial owner of more than 25% of the outstanding Shares; or (vii) the Company shall have entered into any agreement with respect to any Superior Proposal in accordance with the Merger Agreement.

Termination by the Company.  The Merger Agreement may be terminated by the Company, and the Offer and the Merger may be abandoned, at any time prior to the time that Purchaser has purchased Shares pursuant to the Offer if:

(a)	Purchaser shall have materially breached its obligations under the Merger Agreement by failing to commence the Offer as provided in the Merger Agreement; provided, that the Company may not terminate the Merger

Agreement pursuant to this section if the Company is at such time in material breach of its obligations under the Merger Agreement;

(b)	there shall have occurred, on the part of Parent or Purchaser, a material breach of any representation, warranty, covenant or agreement contained in the Merger Agreement which is incapable of being cured or is not cured within 30 days after notice in writing of such breach is given by the Company to the party committing the breach, except in any case, for such failures which are not reasonably likely to affect adversely Parent’s or Purchaser’s ability to complete the Offer or the Merger; or

(c)	in connection with entering into a definitive agreement with respect to a Superior Proposal in accordance with the Merger Agreement, provided that (i) the Company and its Representatives shall have complied in all respects with the non-solicitation provisions of the Merger Agreement in connection therewith, and (ii) the Company has prior thereto paid in full the Termination Fee and Reimbursable Expenses due to Parent and Purchaser under the Merger Agreement.

Effect of Termination.  In the event of the termination and abandonment of the Merger Agreement, the Merger Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders, other than as provided in the Merger Agreement. Nothing contained in this section shall relieve any party from liability for any breach of the Merger Agreement, provided, however, that Parent and Purchaser shall not be able to obtain any damages, consequential, punitive or otherwise, as a result of such breach if Parent has received the Termination Fee and Reimbursable Expenses pursuant to the Merger Agreement.

Payment of Fees and Expenses.  Except as provided below, all costs and expenses incurred in connection with the Merger Agreement, the Offer and the Merger will be paid by the party incurring such fees, costs and expenses. If (i) the Merger Agreement is terminated pursuant to clauses (c)(i) through (v), inclusive, or (c)(vii) above under “— Termination by Parent” or clause (c) above under “— Termination by Company,” or (ii) (A) the Merger Agreement is terminated pursuant to clause (b) above under “— Termination by Either Parent or the Company,” clauses (b) or (c)(vi) above under “— Termination by Parent,” or clause (a) above under “— Termination by Parent” (other than a termination due to an occurrence or circumstance that results in a failure of paragraph (a), (b) or (d) of Section 15 of this Offer to Purchase) and (B) prior thereto any Person shall have commenced, publicly proposed or communicated to the Company an Acquisition Proposal or any Person has publicly proposed or communicated to the Company an intention (whether or not conditional) to make an Acquisition Proposal and (C) concurrently with such termination, or within twelve months thereafter, the Company enters into a merger agreement, acquisition agreement or similar agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated then, in any such event, the Company shall pay Parent a fee of $7.0 million (the “Termination Fee”), which amount plus an amount equal to Purchaser’s actual, documented, out-of-pocket fees and expenses (including, without limitation, reasonable legal, investment banking, accounting, banking and consulting fees and expenses) incurred by Parent and Purchaser in connection with the due diligence investigation, the Offer, the Merger, the Merger Agreement and the consummation of the Transactions contemplated thereby not to exceed $2.5 million (the “Reimbursable Expenses”), shall be payable by wire transfer of immediately available funds to an account designated by Purchaser. The Termination Fee and Parent’s good faith estimate of its Reimbursable Expenses shall be paid and a written acknowledgment by the Company of its obligation to reimburse Parent for its actual expenses in excess of such estimated expenses payment shall be delivered in accordance with the terms of the Merger Agreement.

Modification or Amendment.  Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, the parties hereto may modify or amend the Merger Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that (i) after the purchase of the Shares pursuant to the Offer, any amendment shall require the affirmative vote of a majority of the Original Directors and (ii) after approval of the Merger Agreement by the stockholders of the Company, no amendment shall be made which changes the consideration payable in the Merger or which is otherwise required under any applicable law to be approved by such stockholders without the approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

Confidentiality Agreement

The following is a summary of certain provisions of the Confidentiality Agreement between Parent and the Company, dated February 24, 2006 (the “Confidentiality Agreement”). The Confidentiality Agreement contains customary provisions pursuant to which Parent has agreed to keep confidential all non-public, confidential information relating to the Company disclosed to it by the Company. In addition, the Confidentiality Agreement includes certain standstill provisions. The Confidentiality Agreement has a term of two years. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

13.	Purpose of the Offer and the Merger; Plans for the Company; Other Matters

Purpose of the Offer and the Merger

The purpose of the Offer, the Merger and the Merger Agreement is to acquire control of, and the entire equity interest in, the Company. The Offer is intended to increase the likelihood that the Merger will be effected and reduce the time required for Parent to complete the acquisition of the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent, and Parent will be entitled to all of the benefits resulting from that ownership, including any increase or decrease in the Company’s value. As of the date of this Offer to Purchase, Parent and Purchaser beneficially own no Shares and no rights to acquire Shares.

Plans for the Company

Parent is conducting a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider, subject to the terms of the Merger Agreement, what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Parent’s existing businesses. Possible changes could include changes in the Company’s business, corporate structure, charter, by laws, capitalization, board of directors, management or dividend policy, although, except as noted in this Offer to Purchase, Parent has no current plans with respect to any of such matters.

Except as described in this Offer to Purchase, Parent and the Purchaser have no present plans or proposals that would relate to or result in: (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization or liquidation involving the Company or its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any change in the Company Board or management, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board or to change any material term of the employment contract of any executive officer; (iv) any material change in the Company’s capitalization, indebtedness or dividend policy; (v) any other material change in the Company’s corporate structure or business; (vi) a class of equity Shares of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system operated by a national securities association; or (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. See Sections 7 and 12 of this Offer to Purchase.

Other Matters

Stockholder Approval.  Under the DGCL and the Company’s Certificate of Incorporation, the approval of the Board of Directors of the Company and, upon such Board approval, the affirmative vote of the holders of a majority of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board of Directors of the Company has unanimously approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby (including, without limitation, for purposes of Section 203 of the DGCL and Article Eleventh and Article Fourteenth of the Company’s Certificate of Incorporation). Unless the Merger is consummated pursuant to the short form merger provisions under the DGCL described below (in which case no further corporate action by the stockholders of the Company will be required to complete the Merger), the only remaining required corporate action of the Company will be the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. Pursuant to the Merger Agreement, the Company has agreed to take all action necessary under the DGCL and its Certificate of Incorporation and Bylaws to convene a meeting of its stockholders promptly following consummation of the Offer to consider and vote on the Merger, if a stockholders’ vote is required. If the Purchaser owns a majority of the outstanding Shares, approval of the Merger can be obtained without the affirmative vote of any other stockholder of the Company.

Short Form Merger.  Under the DGCL, if the Purchaser acquires at least 90% of the outstanding Shares, the Purchaser will be able to approve the Merger without a vote of the Company’s stockholders. In such event, the Purchaser anticipates that it will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition without a meeting of the Company’s stockholders. If the Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a significantly longer period of time may be required to effect the Merger, because a vote or the consent of the Company’s stockholders would be required under the DGCL.

Appraisal Rights.  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company at the time of the Merger will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. In determining the fair value of the Shares, a Delaware court would be required to take into account all relevant factors. Any such judicial determination could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including, among other things, asset values and earning capacity of the Company. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Offer Price in accordance with the Merger Agreement. A holder of Shares may withdraw his or her demand for appraisal by delivery to the Purchaser of a written withdrawal of his or her demand for appraisal prior to the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by holders of Shares stockholders desiring to exercise any available appraisal rights. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

“Going Private” Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger. Rule 13e-3 would be inapplicable to the Merger if (a) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

14.	Dividends and Distributions

As described above, the Merger Agreement provides that, prior to the purchase of Shares by Purchaser pursuant to the Offer, without the prior written consent of Parent, the Company will not:

•	declare, set aside for payment or pay any dividend or other distribution (whether payable in cash, stock, property or otherwise), or make any other actual, constructive or deemed distribution in respect of any Shares or capital stock or otherwise make any payments to stockholders in their capacity as such, other than the declaration and payment of regular quarterly cash dividends in amounts and at times consistent with past practice and except for dividends by a wholly owned subsidiary of the Company;

•	issue, deliver, sell, dispose of, grant, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition, grant, pledge or other encumbrance of (a) any shares of capital stock of any class or any other ownership interest of the Company or any Subsidiary (including the Shares), any Voting Debt or other voting securities, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock or any other ownership interest of the Company or any Subsidiary, any Voting Debt or other voting securities, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any other ownership interest of the Company or any Subsidiary or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or any other ownership interest (including, without limitation, any stock appreciation rights, phantom stock, phantom stock rights, or stock-based performance units) of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to options outstanding on the date of the Merger Agreement under the Option Plans), or (b) any other securities of the Company or any Subsidiary in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement; or

•	reclassify, split (including a reverse split), recapitalize, subdivide or redeem, purchase or otherwise acquire (except to the extent required by the Company’s stock-based Employee Benefit Plans), or propose to reclassify, split, recapitalize, subdivide, redeem, purchase or otherwise acquire, any outstanding Shares or other of its securities.

Parent intends to cause the Company to suspend the payment of regular quarterly cash dividends upon consummation of the Offer. The Surviving Corporation may pay dividends from time to time after consummation of the Merger when, as and if directed by Parent.

15.	Certain Conditions of the Offer

Notwithstanding any other provisions of the Offer, the Purchaser shall not be required to accept for payment or pay for, any Shares, and may extend, terminate or amend the Offer and may postpone the acceptance for payment of any Shares tendered if (i) immediately prior to the expiration of the Offer the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act, the German Act Against Restraints of Competition or any material applicable foreign statute or regulation shall not have expired or been terminated prior to the expiration of the Offer or (iii) at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

(a) any Governmental Entity of competent jurisdiction shall have issued an Order or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or materially delaying or preventing any Transaction and such order, decree, injunction, ruling or other action shall have become final and non-appealable;

(b) there shall be pending any Litigation by any Governmental Entity with appropriate jurisdiction, or there shall have been any Law or interpretation enacted, promulgated, amended or issued applicable to, in either case (i) Parent, the Company or any subsidiary or Affiliate of Parent or the Company or (ii) any Transaction, by any

Governmental Entity with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, that is reasonably likely to result, directly or indirectly, in any Person:

(i) challenging or seeking to make illegal or otherwise restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of any Shares by Parent, Purchaser or any other affiliate of Parent, or the purchase of Shares, or the consummation of any other Transaction;

(ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their subsidiaries of all or any of the business or assets of the Company, Parent or any of their subsidiaries that is material to either Parent and its subsidiaries or the Company and the Subsidiaries, in either case, taken as a whole, or to compel the Company, Parent or any of their subsidiaries, as a result of the Transactions, to dispose of or to hold separate all or any portion of the business or assets of the Company, Parent or any of their subsidiaries that is material to either Parent and its subsidiaries or the Company and the Subsidiaries, in each case, taken as a whole;

(iii) seeking to impose any limitation on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders, including, without limitation, the approval and adoption of this Agreement and the Transactions; or

(iv) seeking to require divestiture by Parent, Purchaser or any other affiliate of Parent of any Shares;

(c) since the date of the Merger Agreement, any Material Adverse Effect, or any occurrence, circumstance or event that is reasonably likely to result in a Material Adverse Effect, shall have occurred;

(d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or The Nasdaq National Market for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) any limitation (whether or not mandatory) by any United States Governmental Entity on the extension of credit generally by banks or other financial institutions, or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(e) (A) the representations and warranties of the Company with respect to capitalization matters shall not be true and correct in all material respects or (B) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct, in each of clauses (A) and (B):

(i) as of the date referred to in any representation or warranty which addresses matters only as of a particular date, or

(ii) as to all other representations and warranties, as of the date of the Merger Agreement and as of such time on or after the date of the Merger Agreement including the scheduled expiration of the Offer, unless in the case of clause (B) the inaccuracies without giving effect to any materiality or Material Adverse Effect qualifications or materiality exceptions contained therein under such representations and warranties, taking all the inaccuracies under all such representations and warranties together in their entirety, do not constitute and could not reasonably be expected to result in a Material Adverse Effect;

(f) the Company shall have failed to perform any obligation or to comply with any agreement or covenant to be performed or complied with by it under Section 7.1 or Section 7.2 of the Merger Agreement or the Company shall have failed to perform, in any material respect, any other obligation or to comply, in any material respect, with any other agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

(g) the Board or any committee thereof shall have (i) withdrawn, or modified or changed in a manner adverse to the Transactions, to Parent or to Purchaser (including by amendment of the Schedule 14D-9), its recommendation of the Merger Agreement, the Offer, or the Merger, (ii) recommended any Acquisition Proposal, (iii) taken a neutral position or made no recommendation with respect to any Acquisition Proposal after a reasonable amount of time

(and in no event more than ten Business Days following receipt thereof) has elapsed for the Board or any committee thereof to review and make a recommendation with respect thereto, (iv) authorized the Company to enter into any agreement with respect to any Superior Proposal in accordance with the non-solicitation provisions of the Merger Agreement; or (v) resolved to do any of the foregoing;

(h) Purchaser shall have failed to receive a certificate executed by the Company’s Chief Executive Officer or Chief Financial Officer on behalf of the Company, dated as of the scheduled expiration of the Offer, to the effect that the conditions described in paragraphs (c), (e), (f) and (g) of this Section 15 have not occurred; or

(i) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may, except for the Minimum Condition, be waived by Parent or Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time-to-time.

16.	Certain Legal Matters

General.  Except as described in this Offer to Purchase, based on information provided by the Company, none of the Company, Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser’s acquisition of Shares (and the indirect acquisition of the stock of the Company’s subsidiaries) as contemplated herein or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required or desirable for the acquisition and ownership of the Shares (and the indirect acquisition of the stock of the Company’s subsidiaries) by the Purchaser as contemplated herein. Should any such approval or other action be required or desirable, the Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under “State Takeover Laws.” While, except as otherwise described in this Offer to Purchase, the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See the Introduction and Section 15 of this Offer to Purchase for a description of the conditions to the Offer, including conditions with respect to governmental actions.

State Takeover Laws.  The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the corporation’s board of directors approves such business combination or the transaction in which the interested stockholder becomes such prior to the time the interested stockholder becomes such. The Company’s Board has taken all appropriate action so that neither Parent nor the Purchaser is or will be considered an “interested stockholder” pursuant to Section 203 of the DGCL.

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Neither Parent nor Purchaser has determined whether any other state takeover laws or regulations will by their terms apply to the Offer or the Merger, and, except as set forth above, neither Parent nor the Purchaser have attempted to comply with any state takeover laws or regulations in connection with the Offer or the Merger. If any government official or third party should seek to apply any state takeover law or regulation to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and the Company, the Purchaser will take such action as then appears desirable, which may include challenging the applicability or validity of such statute in appropriate court proceedings and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer.”

United States Antitrust Compliance.  Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied and the Purchaser’s obligation to acquire Shares is conditioned on the expiration or early termination of all waiting periods (and any extensions thereof) applicable to the Offer under the HSR Act. The acquisition of Shares by Purchaser pursuant to the Offer is subject to these requirements. See Section 15 of this Offer to Purchase as to the effect of the HSR Act (as well as other conditions to the Offer) on the timing of the Purchaser’s obligation to accept Shares for payment.

On July 10, 2006, Parent filed a Notification and Report Form under the HSR Act in connection with the Offer and Merger with the Antitrust Division and the FTC. The Company is also required to file a Notification and Report Form under the HSR Act, which filing is required to be made on or before July, 20, 2006. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th day after the date Parent’s form is filed unless early termination of the waiting period is granted. We have requested early termination of the waiting period applicable to the Offer but there can be no assurances that we will be granted early termination. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information can take a significant amount of time. In addition, while there are statutory limitations on the period of time the Antitrust Division and the FTC may delay an acquisition (ten calendar days after substantial compliance with the additional information request), as a practical matter if substantive antitrust issues are raised, the parties often agree to delay completion of the transaction while discussion of the substantive issues is ongoing. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the offer, neither the Company’s failure to make such filings nor a request from the Antitrust Division or the FTC for additional information or documentary material made to the Company will extend the waiting period.

Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.” If Purchaser’s purchase of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances. The Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer.”

The Merger will not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger (which would be the case if the Minimum Condition were satisfied) or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as the acquisition of Shares in the Offer and the Merger. At any time before or after our purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Based upon an examination of publicly available information relating to the businesses in which Parent and the Company are engaged, Parent and the Purchaser believe that the acquisition of Shares by the Purchaser will not violate the applicable antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 15 of this Offer to Purchase for certain conditions to the Offer that could become applicable in the event of such a challenge.

German Antitrust Compliance.  Mergers and acquisitions that may have an impact in the Federal Republic of Germany are subject to review by the German Federal Cartel Office to determine whether they comply with applicable German antitrust laws. Under the German Act Against Restraints of Competition, mergers and acquisitions that meet certain jurisdictional thresholds and are not subject to antitrust review by the European Commission, such as the present transaction, may not be completed until the expiration of an initial one-month waiting period that follows the filing of a notification by both parties to the transaction with the German Federal Cartel Office. The waiting period may be shortened if the German Federal Cartel Office notifies the parties that the requirements for a prohibition of a merger are not fulfilled, or it may be lengthened if the German Federal Cartel Office determines that an in-depth investigation is required and enters into a main examination proceeding. Parent filed a pre-merger notification with the German Federal Cartel Office pursuant to the German Act against Restraints of Competition on July 7, 2006.

Other Foreign Laws.  According to publicly available information, the Company owns property and conducts business in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer or the Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company’s operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that such approvals or consents will be granted and, if such approvals or consents are received, there can be no assurance as to the date of such approvals or consents. In addition, there can be no assurance that the Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger. See Section 15 of this Offer to Purchase, entitled “Certain Conditions of the Offer.”

17.	Fees and Expenses

Parent has engaged William Blair & Company, L.L.C. to act as financial advisor to Parent in connection with the proposed acquisition of the Company and as Dealer Manager in connection with the Offer. Parent has agreed to pay William Blair reasonable and customary compensation for its services and will reimburse them for certain out-of-pocket expenses. Parent has also agreed to indemnify William Blair and related parties against certain liabilities and expenses in connection with William Blair’s engagement, including certain liabilities under the United States federal securities laws. In its capacity as Dealer Manager, William Blair may contact holders of Shares regarding the Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Shares. William Blair and its affiliates have provided, and may from time to time in the future provide, investment banking, financial advisory and other services to Parent and its affiliates, for which they have received, and may in the future receive, customary fees or other compensation. Edgar D. Jannotta, Chairman of William Blair, serves as a member of Parent’s board of directors. In the ordinary course of business, William Blair, its successors and affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

The Purchaser has retained Georgeson Shareholder Communications, Inc. to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph, personal interview and other methods of electronic communication and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. Such firms each will receive reasonable and customary compensation for their services. The Purchaser has also agreed to reimburse each such firm for certain reasonable out of pocket expenses and to indemnify each such firm against certain liabilities and expenses in connection with their services, including certain liabilities under the United States federal securities laws.

Except as described above, the Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed upon request by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous

The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the valid laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with an applicable valid law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

The Purchaser and Parent have filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 9 of this Offer to Purchase.

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Parent, the Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

MLX ACQUISITION CORP.

July 10, 2006

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS
OF PARENT AND THE PURCHASER

I.  Directors and Executive Officers of Parent.  The following table sets forth the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. Unless otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is c/o Molex Incorporated, 2222 Wellington Court, Lisle, Illinois 60532. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at Parent, or the organization indicated, for the past five years.

Name	Principal Occupation or Employment; Material Positions Held During the Past Five Years

Frederick A. Krehbiel(a)	Member of Molex Board of Directors since 1972.(b) Co-Chairman of the Board of Molex. Mr. Krehbiel was elected Vice Chairman and Chief Executive Officer in 1988 and Chairman of the Board of Directors in 1993. He became Co-Chairman in 1999 and served as Co-Chief Executive Officer from 1999-2001. He briefly served as Chief Executive Officer from 2004-2005. Mr. Krehbiel serves on the board of directors of Tellabs, Inc. and DeVry Inc.

John H. Krehbiel, Jr.(a)	Member of Molex Board of Directors since 1966.(b) Co-Chairman of the Board of Molex. President of Molex 1975-1999 and Chief Operating Officer 1996-1999. Mr. Krehbiel became Co-Chairman in 1999 and served as Co-Chief Executive Officer from 1999 to 2001.

Michael J. Birck	Member of Molex Board of Directors since 1995. Chairman of the Board of Tellabs, Inc. (telecommunications equipment). Mr. Birck is a founder of Tellabs, Inc. and was its President and Chief Executive Officer from its inception in 1975 until 2000 and from 2002 to 2004. Mr. Birck has held the title of Chairman of the Board of Tellabs since its founding to the present time. In addition to serving on the board of directors of Tellabs, Inc., he also serves on the board of Illinois Tool Works Inc.

Martin P. Slark	Member of Molex Board of Directors since 2000. Vice Chairman and Chief Executive Officer of Molex. Mr. Slark has worked at Molex since 1976 filling various administrative, operational and executive positions both internationally and domestically. Prior to his current position, he served as Executive Vice President from 1999-2001 and President and Chief Operating Officer from 2001 until he assumed his current position effective July 1, 2005. Mr. Slark serves on the board of directors of Hub Group, Inc.

Douglas K. Carnahan	Member of Molex Board of Directors since 1997. Retired former executive of Hewlett-Packard Company (computers, computer peripherals and instrumentation). Mr. Carnahan joined Hewlett-Packard in 1968 and served in several diverse positions in manufacturing, engineering and management.

Michelle L. Collins	Member of Molex Board of Directors since 2003. Managing Director of Svoboda, Collins LLC (private equity firm) since 1998. Ms. Collins is a director of CDW Corporation.

Edgar D. Jannotta	Member of Molex Board of Directors since 1986. Investment banker and Chairman of William Blair & Company, L.L.C. (securities and investment banking). In 1959, Mr. Jannotta joined William Blair & Company, serving in various capacities including Managing Partner (1977-1995), Senior Partner

(1995-1996), Senior Director (1996-2001), and Chairman (2001-). During the last five years, William Blair & Company, LLC has performed investment banking services for Molex, including acting as Dealer Manager with respect to the Offer. Mr. Jannotta also serves on the board of directors of Aon Corporation and Exelon Corporation.

Fred L. Krehbiel(a)	Member of Molex Board of Directors since 1993. President of the Connector Products Division (Americas). Mr. Krehbiel worked at Molex since 1988 in various engineering, marketing and managerial capacities. Prior to his current position, he served as the President of the Automotive Division (Americas) from 2000-2003.

David L. Landsittel	Member of Molex Board of Directors since July 2005. Independent consultant to accounting firms and others on auditing and financial reporting matters. Mr. Landsittel has 34 years of experience in public accounting and previously served as Chairman of the Auditing Standards Board of the American Institute of Certified Public Accountants. From 1963 to 1997, Mr. Landsittel served as an auditor in various positions with Arthur Andersen LLP, including Managing Director and other functional leadership positions, and served as engagement partner on larger commercial accounts. Since 1997, Mr. Landsittel has worked as an independent consultant with respect to auditing and financial reporting matters. Mr. Landsittel also serves as a director of American Express Bank, Ltd., a subsidiary of American Express Co., and as a trustee of Burnham Investors Trust, a registered management investment company.

Joe W. Laymon	Member of Molex Board of Directors since 2002. Group Vice President, Corporate Human Resources & Labor Affairs of Ford Motor Company (automobile manufacturer). He joined Ford Motor Company in March 2000 as the Executive Director (2000-2001) and then Vice President (2001-2004) of Human Resources Business Operations before assuming his present position in 2004. He serves on the board of directors of DTE Energy Co.

Donald G. Lubin	Member of Molex Board of Directors since 1994. Partner of Sonnenschein Nath & Rosenthal LLP (private law practice). Mr. Lubin joined Sonnenschein Nath & Rosenthal LLP in 1957, has been a partner since 1964 and was Chairman from 1990 to 1996. Sonnenschein Nath & Rosenthal LLP is one of Molex’s outside law firms that has performed services on behalf of Molex since 1987, including in connection with the Offer. Mr. Lubin served on the board of directors of McDonald’s Corporation from 1967 to 2004.

Masahisa Naitoh	Member of Molex Board of Directors since 1995. Chairman and CEO of The Institute of Energy Economics, Japan (private think tank). During the last five years, Mr. Naitoh has been associated with various Japanese government agencies and companies and academic institutions around the world. He has served with The Institute of Energy Economics since 1994 in different positions. From 1997-2003, he worked for Itochu Corporation, a Japanese global trading firm, first as a Senior Managing Director (1997-1998), then as Executive Vice President (1998-2000), and finally as Executive Vice Chairman (2000-2003). Mr. Naitoh also serves on the board of directors of E. I. DuPont de Nemours and Company. Citizen of Japan.

Robert J. Potter	Member of Molex Board of Directors since 1981. President and Chief Executive Officer of R.J. Potter Company (consulting business). Dr. Potter serves on the board of directors of Cree, Inc. and Zebra Technologies Corporation.

Liam McCarthy	President and Chief Operating Officer (2005-); Regional Vice President of Operations, Europe (2000-2005); Interim General Manager of Molex Ireland Ltd. (2002-2004). Citizen of Ireland.

Robert B. Mahoney	Executive Vice President (2002-); Regional President, Far East South (2004-); Treasurer and Chief Financial Officer (1996-2004, 2005); Corporate Vice President (1996-2002).

Ronald L. Schubel	Executive Vice President (2001-); Corporate Vice President (1982-2001); Regional President, Americas (1998-).

James E. Fleischhacker	Executive Vice President (2001-); Corporate Vice President (1994-2001); Regional President, Far East South (1998-2001, 2003-2004).

David D. Johnson	Vice President, Treasurer and Chief Financial Officer (2005-); Vice President, Treasurer and Chief Financial Officer, Sypris Solutions, Inc. (1998-2005).

Katsumi Hirokawa	Vice President (2005-). Positions at Molex Japan Co., Ltd.: President (2002-); Executive Vice President-Sales (2002-2002); Senior Director-Sales (1996-2002). Citizen of Japan.

Graham C. Brock	Vice President (2005-) and Regional President, Europe (2005-); Regional Vice President — Sales & Marketing, Europe (2000-2005). Citizen of the United Kingdom.

David B. Root	Vice President and Regional President, Americas (2005-); Vice President, Sales Americas (2004-2005); President, Connector Products Division (2002-2004); and President, Data Comm Division (2001-2002).

Kathi M. Regas	Vice President (1994-).

Louis A. Hecht	Corporate Secretary (1977-2006) and General Counsel (1975-).

(a)	Frederick A. Krehbiel and John H. Krehbiel, Jr. are brothers and Fred L. Krehbiel is the son of John H. Krehbiel, Jr. (collectively the “Krehbiel Family”). The members of the Krehbiel Family may be considered “control persons” of Molex. Other than the Krehbiel Family, no director or executive officer has any family relationship with any other director or executive officer.

(b)	Includes period served as a director of Molex’s predecessor.

II.  Directors and Executive Officers of the Purchaser.  The following table sets forth the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. Unless otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is c/o Molex Incorporated, 2222 Wellington Court, Lisle, Illinois 60532. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Purchaser.

Name	Principal Occupation or Employment; Material Positions Held During the Past Five Years

Martin P. Slark	President and a Director of Purchaser; also serves Molex in the capacities indicated above.

Liam G. McCarthy	Vice President of Purchaser; also serves Molex in the capacities indicated above. Citizen of Ireland.

David D. Johnson	Treasurer of Purchaser; also serves Molex, and previously served Sypris Solutions, Inc., in the capacities indicated above.

Ana G. Rodriguez	Secretary of Purchaser; also serves as Associate General Counsel (2005-) and Secretary (2006-) of Molex. Previously served as Senior Counsel of Amgen Inc. (2003-2005) and as Senior Counsel of Tenet Healthcare Corporation (2001-2003).

Frederick A. Krehbiel(a)	Director of Purchaser; also serves Molex in the capacities indicated above.

John H. Krehbiel, Jr.(a)	Director of Purchaser; also serves Molex in the capacities indicated above.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:

Computershare Trust Company, N.A	For Eligible Institutions Only:	Computershare Trust Company, N.A.
Attention: Corporate Actions	(617) 360-6810	Attention: Corporate Actions
P.O. Box 43014		250 Royall Street
Providence, RI 02940-3014	For Confirmation Only Telephone:	Canton, MA 02021
(781) 575-2332

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective locations and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor
New York, NY 10004
(866) 695-6078 (Toll Free)

Banks and Brokerage Firms please call:
(212) 440-9800

The Dealer Manager for the Offer is:

222 West Adams Street
Chicago, Illinois 60606
(800) 621-0687 (Toll Free)